

10010061

SEC Mail
Mail Processing
Section

JAN 27 2010

Washington, DC
109

LINCOLNWAY ENERGY, LLC

2009 ANNUAL REPORT
TO
MEMBERS

This annual report is being provided to the members of Lincolnway Energy, LLC ("Lincolnway Energy") in connection with the annual meeting of the members which will be held at the Holiday Inn Ames Conference Center, Ames, Iowa, on Thursday, February 25, 2010, at 6:30 p.m. This annual report is not incorporated into the proxy statement and is not proxy soliciting material.

CAUTIONARY STATEMENT ON FORWARD LOOKING STATEMENTS AND INDUSTRY AND MARKET DATA

Various discussions and statements in this annual report are or contain forward looking statements that express Lincolnway Energy's current beliefs, forecasts, projections and predictions about future events. All statements other than statements of historical fact are forward looking statements, and include statements with respect to financial results and condition; anticipated trends in business, revenues, net income, net profits or net losses; projections concerning operations, capital needs and cash flow; investment, business, growth, expansion, acquisition and divestiture opportunities and strategies; management's plans or intentions for the future; competitive position or circumstances; and other forecasts, projections and statements of expectation. Words such as "expects," "anticipates," "estimates," "plans," "may," "will," "contemplates," "forecasts," "strategy," "future," "potential," "predicts," "projects," "prospects," "possible," "continue," "hopes," "intends," "believes," "seeks," "should," "could," "thinks," "objectives" and other similar expressions or variations of those words or those types of words help identify forward looking statements.

Forward looking statements involve and are subject to various material risks, uncertainties and assumptions. Forward looking statements are necessarily subjective and are made based on numerous and varied estimates, projections, views, beliefs, strategies and assumptions made or existing at the time of such statements and are not guarantees of future results or performance. Forecasts and projections are also in all events likely to be inaccurate, at least to some degree, and especially over long periods of time, and in particular in a still relatively new and developing industry such as the ethanol industry. Forecasts and projections are also currently difficult to make with any degree of reliability or certainty given the difficult and uncertain credit, market and other economic circumstances in existence at the time of the preparation of this annual report, both generally and with respect to the ethanol industry in particular. Lincolnway Energy disclaims any obligation to update or revise any forward looking statements based on the occurrence of future events, the receipt of new information, or otherwise. ***Lincolnway Energy cannot guarantee Lincolnway Energy's future results, performance or business conditions, and strong or undue reliance must not be placed on any forward looking statements.***

Actual future performance, outcomes and results may differ materially from those suggested by or expressed in forward looking statements as a result of numerous and varied factors, risks and uncertainties, some that are known and some that are not, and many of which are beyond the control of Lincolnway Energy and Lincolnway Energy's management. It is not possible to predict or identify all of those factors, risks and uncertainties, but they include inaccurate assumptions or predictions by management, the accuracy and completeness of the publicly available information upon which part of Lincolnway Energy's business strategy is based and all of the various factors, risks and uncertainties which are applicable to Lincolnway Energy and its business, including those discussed in this annual report and in Lincolnway Energy's annual report on Form 10-K for the fiscal year ended September 30, 2009, and in particular in Items 1, 1A, 7 and 7A of that Form 10-K.

Lincolnway Energy may have obtained industry, market, competitive position and other data used in this annual report or in Lincolnway Energy's general business plan from Lincolnway Energy's own research or internal surveys, studies conducted by other persons and/or trade or industry associations or general publications and other publicly available information. Lincolnway Energy attempts to utilize third party sources of information which Lincolnway Energy believes to be materially complete, accurate, balanced and reliable, but there is no assurance of the accuracy, completeness or reliability of any third party information. For example, a trade or industry association for the ethanol industry may present information in a manner that is more favorable to the ethanol industry than would be presented by an independent source. Industry publications and surveys and other publicly available information also generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of any information.

DESCRIPTION OF BUSINESS

General Overview

Lincolnway Energy, LLC is an Iowa limited liability company that operates a dry mill, coal fired ethanol plant located in Story County, Iowa, near Nevada, Iowa. Lincolnway Energy has been processing corn into fuel grade ethanol and distiller's grains at the ethanol plant since May 22, 2006. The first full month of production at full capacity was July of 2006.

The ethanol plant has a nameplate production capacity of 50,000,000 gallons of ethanol per year, which, at that capacity, would also generate approximately 136,000 tons of distiller's grains per year.

Lincolnway Energy began extracting corn oil from the syrup which is generated in the production of ethanol in April, 2008. Lincolnway Energy estimates that it will produce approximately 3,000 tons of corn oil per year at the plant.

Lincolnway Energy currently does not capture or market the carbon dioxide which is produced as part of the ethanol production process.

Financial Information

Financial statements for Lincolnway Energy are included at the conclusion of this annual report. The financial statements include information regarding Lincolnway Energy's revenues, profits or losses and total assets. This annual report also includes summary selected financial data.

Lincolnway Energy did not derive any revenue during the fiscal year ended September 30, 2009 from any customers located in any foreign country, and Lincolnway Energy did not have any assets located in a foreign country during that fiscal year.

Lincolnway Energy operates in one industry segment, the production of ethanol and related products.

Principal Products and Their Markets

Lincolnway Energy's principal products are fuel grade ethanol and distiller's grains.

Ethanol

Lincolnway Energy produces ethanol from corn. The ethanol produced by Lincolnway Energy is fuel grade ethanol, which can be used as a blend component/fuel additive in gasoline. Ethanol increases the octane rating of gasoline and reduces vehicle emissions, primarily carbon monoxide. The use of ethanol is currently heavily supported by various governmental incentives and programs. The loss of one or more of those incentives or programs could be highly detrimental to the ethanol industry.

All of Lincolnway Energy's ethanol production was sold to Renewable Products Marketing Group, Inc. (RPMG, Inc.) until September 30, 2009, when Lincolnway Energy entered into an ethanol marketing agreement with Green Plains Trade Group LLC, as is discussed below. Under the agreement with RPMG, Inc., Lincolnway Energy's ethanol was pooled with the ethanol of other ethanol producers whose ethanol is marketed by RPMG, Inc. Lincolnway Energy paid RPMG, Inc. a pooling fee of $.01 per gallon of ethanol, and RPMG, Inc. paid Lincolnway Energy a netback price per gallon that was based upon the difference between the pooled average delivered ethanol selling price and the pooled average distribution expense. The averages were calculated based upon each pool participant's selling price and expense averaged in direct proportion to the volume of ethanol supplied by each pool participant. The agreement was terminated effective as of October 1, 2009 by mutual agreement of Lincolnway Energy and RPMG, Inc., but any outstanding purchase orders between Lincolnway Energy and RPMG, Inc. under the agreement were finalized and closed out pursuant to the agreement.

Lincolnway Energy entered into an ethanol marketing agreement with Green Plains Trade Group LLC effective as of September 25, 2009. Under the agreement, Green Plains Trade Group LLC has the exclusive right to market all of the ethanol which is produced by Lincolnway Energy, except that the agreement permits Lincolnway Energy to close out any outstanding purchase orders under Lincolnway Energy's agreement with RPMG, Inc. and that Lincolnway Energy may market some of its ethanol in certain limited circumstances, such as ethanol which is the subject of any purchase order which was submitted by Green Plains Trade Group LLC but was rejected by Lincolnway Energy. Lincolnway Energy may reject any purchase orders submitted by Green Plains Trade Group LLC, at Lincolnway Energy's sole discretion. The purchase price payable to Lincolnway Energy under the agreement is Green Plains Trade Group LLC's contract selling price for the ethanol in question, less various costs and a fee to Green Plains Trade Group LLC, but the agreement includes a minimum purchase price. Lincolnway Energy is dependent upon its agreement with Green Plains Trade Group LLC for the marketing and sale of Lincolnway Energy's ethanol, and Lincolnway Energy's loss of the agreement, or Lincolnway Energy's inability to negotiate a new agreement with Green Plains Trade Group LLC or another marketer before the expiration or termination of the agreement, could have material adverse effects on Lincolnway Energy.

The primary purchasers of ethanol are refiners, blenders or wholesale marketers of gasoline. Lincolnway Energy anticipates that its ethanol production will be sold in all regional markets given the availability of rail service at Lincolnway Energy's ethanol plant and local markets that will be shipped by truck, but Green Plains Trade Group LLC controls the marketing of all of Lincolnway Energy's ethanol output.

Lincolnway Energy's primary means of shipping and distributing ethanol will be by rail and truck.

The nameplate production capacity of Lincolnway Energy's ethanol plant is 50,000,000 gallons of ethanol per year, or approximately 4,167,000 gallons per month. The ethanol plant exceeded the nameplate production capacity for the fiscal year ended September 30, 2009, however, by approximately 4.9%, with 52,465,534 gallons of ethanol produced during that period, and with an average monthly production of 4,372,128 gallons.

Lincolnway Energy anticipates that the ethanol plant will produce ethanol at a similar rate during the fiscal year ending September 30, 2010, and that Lincolnway Energy will process approximately 19,800,000 bushels of corn into approximately 55,000,000 gallons of ethanol during the fiscal year ending September 30, 2010.

Lincolnway Energy's revenues from the sale of ethanol during the fiscal years ended September 30, 2007, September 30, 2008 and September 30, 2009 accounted for approximately 87%, 83% and 80%, respectively, of Lincolnway Energy's total revenues during those periods. Lincolnway Energy estimates that its revenues from the sale of ethanol for the fiscal year ending September 30, 2010 will account for approximately 81% of Lincolnway Energy's total revenues for that fiscal year.

Distiller's Grains

Lincolnway Energy's other primary product is distiller's grains, which is a byproduct of the ethanol production process. Distiller's grains are, in general, the solids which are left after the processing and fermentation of corn into ethanol. Distiller's grains are a high protein feed supplement that are marketed primarily in the swine, dairy and beef industries. Distiller's grains can also be used in poultry and other livestock feed.

A dry mill ethanol process such as that utilized by Lincolnway Energy can produce wet distiller's grains and dried distiller's grains. Wet distiller's grain contains approximately 60% moisture, and has a shelf life of only approximately three days. Wet distiller's grains can therefore only be sold to users located within relatively close proximity to the ethanol plant. Dried distiller's grain is wet distiller's grain that has been dried to 10% to 12% moisture. Dried distiller's grain has an extended shelf life and may be sold and shipped to any market.

Lincolnway Energy's output of distiller's grains is sold to Hawkeye Gold, LLC under a Distiller's Grains Marketing Agreement that became effective on October 1, 2007. Lincolnway Energy pays Hawkeye Gold, LLC a marketing fee for dried distiller's grains equal to the greater of 2% of the FOB plant price for the dried distiller's grains or a per-ton fee of $1.30 for the dried distiller's grains. The marketing fee for wet distiller's grains is the greater of 3% of the FOB plant price for the wet distiller's grains or a per-ton fee of $1.00 for the wet distiller's grains. The Distiller's Grains Marketing Agreement can be terminated by Lincolnway Energy or Hawkeye Gold, LLC on 90 days written notice. Lincolnway Energy is dependent upon its agreement with Hawkeye Gold, LLC for the marketing and sale of Lincolnway Energy's distiller's grains, and Lincolnway Energy's loss of the agreement, or Lincolnway Energy's inability to negotiate a new agreement with Hawkeye Gold or another marketer before the expiration or termination of the agreement, could have material adverse effects on Lincolnway Energy.

The primary purchasers of distiller's grains are individuals or companies involved in dairy, beef or other livestock production. Lincolnway Energy anticipates that approximately 7% of its distiller's grains will be locally marketed to nearby livestock producers, but Hawkeye Gold, LLC controls the marketing of all of Lincolnway Energy's distiller's grains.

Lincolnway Energy anticipates that its means of shipping and distributing distiller's grain will be by rail or by truck. Local livestock producers are also able to pick up distiller's grains directly from the ethanol plant.

Lincolnway Energy produced 146,050 tons of distiller's grains during the fiscal year ended September 30, 2009, or approximately 12,171 tons of distiller's grains per month. The composition of the distiller's grains was approximately 12% wet distiller's grains and 88% dried distiller's grains.

Lincolnway Energy anticipates processing approximately 154,000 tons of distiller's grains during the fiscal year ending September 30, 2010.

Lincolnway Energy's revenues from the sale of distiller's grains during the fiscal years ended September 30, 2007, September 30, 2008 and September 30, 2009 accounted for approximately 13%, 17% and 19%, respectively, of Lincolnway Energy's total revenues during those periods. Lincolnway Energy estimates that its revenues from the sale of distiller's grains for the fiscal year ending September 30, 2010 will account for approximately 18% of Lincolnway Energy's total revenues for that fiscal year.

Other Byproducts

There are other potential byproducts from the production of ethanol at a dry mill plant, primarily corn oil and carbon dioxide.

Corn Oil

Lincolnway Energy purchased a corn oil extraction system from FEC Solutions, L.L.C., which was put into operation in April, 2008. The system extracts corn oil from the syrup which is generated in the production of ethanol. Lincolnway Energy entered into an agreement with FEC Solutions, L.L.C. on October 13, 2008 under which FEC Solutions, L.L.C. purchases all of Lincolnway Energy's output of corn oil for resale by FEC Solutions, L.L.C. Lincolnway Energy pays FEC Solutions, L.L.C. a marketing and technical assistance fee of 5% of the FOB sales price of the corn oil. The agreement has an initial term of 36 months commencing from October 13, 2008, and will renew for successive 36 month terms unless Lincolnway Energy or FEC Solutions, L.L.C. elect to terminate the agreement at the end of the then current 36 month term.

Lincolnway Energy anticipates that its means of shipping and distributing corn oil will be by truck.

Lincolnway Energy anticipates that FEC Solutions, L.L.C. will sell most of the corn oil in the biodiesel industry, but FEC Solutions, L.L.C. controls the marketing of all of Lincolnway Energy's output of corn oil.

Lincolnway Energy estimates that it will produce approximately 3,000 tons of corn oil per year at the plant. Lincolnway Energy does not, however, anticipate that corn oil will be a principal or material product of Lincolnway Energy because Lincolnway Energy's corn oil sales were approximately $1,200,000 for fiscal year ending September 30, 2009, which is approximately only 1% of Lincolnway Energy's total revenues for the fiscal year ended September 30, 2009.

Carbon Dioxide

Lincolnway Energy currently does not attempt to capture or market the carbon dioxide which is produced as part of the ethanol production process, and Lincolnway Energy currently has no plans to do so. Lincolnway Energy estimates that it will produce approximately 150,000 tons of carbon dioxide per year, assuming full production.

Sources and Availability of Raw Materials

Corn and coal are the primary raw materials that are utilized by Lincolnway Energy in the production of ethanol. Corn is used to produce the ethanol, and coal is Lincolnway Energy's primary energy source for its ethanol plant.

Corn

Lincolnway Energy estimates that it will utilize approximately 19,800,000 bushels of corn per year at its ethanol plant, or approximately 1,650,000 bushels per month, assuming production at a capacity of 55,000,000 gallons of ethanol per year.

Lincolnway Energy's ethanol plant is located in Story County, Iowa, near Nevada, Iowa. Although Lincolnway Energy anticipates purchasing corn from various sources and areas, Lincolnway Energy believes that Story County will produce a sufficient supply of corn, assuming normal growing conditions, to generate the necessary annual requirements of corn for the ethanol plant. There is not, however, any assurance that Lincolnway Energy will be able to purchase sufficient corn supplies from Story County or regarding the supply or availability of corn given the numerous factors which affect the supply and price for corn.

Lincolnway Energy has an agreement with Heart of Iowa Cooperative pursuant to which Lincolnway Energy can obtain up to 50% of its corn needs from Heart of Iowa Cooperative's facility located adjacent to Lincolnway Energy's ethanol plant, with the remaining 50% to be obtained from other Heart of Iowa Cooperative facilities or other licensed grain dealers. The 50% limitation for Heart of Iowa Cooperative's Nevada, Iowa location was imposed by the Iowa Department of Natural Resources, as part of the air permitting process. Heart of Iowa Cooperative is a licensed grain dealer and has locations throughout Story County, Iowa. Heart of Iowa Cooperative is also a member of Lincolnway Energy.

Lincolnway Energy's agreement with Heart of Iowa Cooperative will terminate by its terms on May 22, 2026. The agreement may also be terminated, however, at any time upon six months notice and the payment of a termination fee by the terminating party. The termination fee starts at $2,000,000, and is reduced by $50,000 for each completed year of the agreement. The term of the agreement commenced on May 22, 2006.

Lincolnway Energy purchased approximately 18,800,000 bushels of corn for $69,260,000 from Heart of Iowa Cooperative during the fiscal year ended September 30, 2009.

Corn is delivered to Lincolnway Energy's ethanol plant by truck. Lincolnway Energy has corn storage capabilities for approximately 10 days of continuous ethanol production.

Coal

Lincolnway Energy's ethanol plant is a coal fired plant. Lincolnway Energy's ethanol plant will utilize approximately 300 tons of coal per day, assuming production at a capacity of 55,000,000 gallons of ethanol per year.

Lincolnway Energy purchased approximately 95,000 tons of coal for $5.6 million. during the fiscal year ended September 30, 2009.

Lincolnway Energy currently obtains all of its coal pursuant to an agreement between Lincolnway Energy and Williams Bulk Transfer. The agreement allows Lincolnway Energy to purchase up to 220,000 tons of coal per year at a per ton price equal to the sum of the coal price and the transportation price, as those terms are defined in the agreement. The coal price and the transportation price are subject to adjustment in various circumstances and based on various factors. For example, the transportation price is subject to quarterly adjustment, upward or downward (but never below the initial transportation price stated in the agreement), by 100% of the quarterly percentage change in the All Inclusive Index--Less Fuel, and to a monthly adjustment, upward but not downward, through the addition of a fuel surcharge determined by the amount by which the average Retail On-Highway Diesel Fuel Price of the U.S. exceeds a specified amount per gallon. The transportation price will also be increased on the scheduled adjustment dates set out in the agreement. The coal price adjustments are based upon, in general, any increased costs as a result of any changes in laws, changes in inflation as determined by designated indices, and the quality of the coal. Lincolnway Energy is required to pay a penalty of $16.00 per ton multiplied by the difference of the minimum requirement and actual quantity purchased, if Lincolnway Energy fails to purchase a minimum of 80,000 tons of coal in any calendar year. The $16.00 per ton penalty amount is subject to adjustment as provided in the agreement. Lincolnway Energy's agreement with Williams Bulk Transfer will expire by its terms on January 1, 2013.

Lincolnway Energy is dependent upon its agreement with Williams Bulk Transfer for the supply of all of Lincolnway Energy's coal needs. Lincolnway Energy's loss of its contract with Williams Bulk Transfer, or Lincolnway Energy's inability to negotiate a new contract with Williams Bulk Transfer or another supplier on favorable terms before the expiration or termination of the agreement, would have material adverse effects on Lincolnway Energy.

All of the coal utilized by Lincolnway Energy is delivered by truck. Lincolnway Energy has coal storage for approximately 6 days of continuous ethanol production.

Other Raw Materials

Lincolnway Energy's ethanol plant also requires a significant amount of electricity and significant supplies of water.

Lincolnway Energy's electricity needs are currently met by Alliant Energy. Lincolnway Energy pays the general service rates for its electricity.

Lincolnway Energy utilizes approximately two gallons of water to produce a gallon of ethanol, which results in the use of approximately 325,000 gallons of water per day. Lincolnway Energy discharges 275,000 gallons of water per day that has been treated by a reverse osmosis system. Lincolnway Energy's water needs are currently met by the City of Nevada.

Rail Access

Rail access is critical to the operation of Lincolnway Energy's ethanol plant because rail is used for the shipment and distribution of ethanol and distiller's grains. Lincolnway Energy utilizes rail track owned by Lincolnway Energy, as well as tracks owned by the Union Pacific and Heart of Iowa Cooperative. Lincolnway Energy has agreements with the Union Pacific and Heart of Iowa Cooperative regarding the use of their tracks.

Lincolnway Energy owns approximately 25 acres of real estate which is to the west of Lincolnway Energy's existing real estate and which is adjacent to the Union Pacific railroad tracks near Nevada, Iowa. The real estate was acquired primarily for potential future use in the construction of additional railroad spur tracks. Lincolnway Energy has a Memorandum of

Understanding with the Union Pacific Railroad Company and has worked with a consultant to determine the cost and feasibility of constructing additional railroad spur tracks. Lincolnway Energy has not, however, made any determination as to whether, and if so, when, Lincolnway Energy will pursue the construction of any additional railroad spur tracks. The current general economic and ethanol industry circumstances may make construction of any additional railroad spur tracks difficult, at least through 2010.

Expansion Plans

Lincolnway Energy currently has no definite plans to expand its ethanol plant or to construct or acquire any additional ethanol plants. Lincolnway Energy will, however, consider those matters as part of its ongoing operations and analysis of its business and the ethanol industry in general. Lincolnway Energy believes there may be consolidations within the ethanol industry through the sale and purchase of ethanol plants during 2010.

Technology Changes

Lincolnway Energy continues to monitor and evaluate any other opportunities that may arise with respect to possible technological improvements and alternative energy sources for Lincolnway Energy's ethanol plant. For example, as is discussed in the "Management's Discussion And Analysis Of Financial Condition And Results Of Operations" section of this annual report, Lincolnway Energy is considering switching the fuel source for its plant from coal to biomass. Lincolnway Energy also continues to monitor technological developments in the industry, such as those purported to increase operating or production efficiencies or to generate energy or other savings in ethanol production.

Research and Development Activities

Lincolnway Energy is not currently engaged in any significant research or development activities.

Competition

The ethanol industry and markets remain highly competitive even though new construction and expansion of ethanol plants slowed during 2007, 2008 and 2009, and in particular 2008 and 2009, due to unfavorable credit and market conditions. According to the Renewable Fuels Association, ethanol production in the U.S. has more than tripled since 2003, with the U.S. ethanol industry having produced a record of approximately 9 billion gallons of ethanol from 170 plants located in 26 states in 2008, as compared to the 2007 U.S. ethanol production of approximately 7.8 billion gallons from 139 plants in 21 states. The U.S. became the world's largest producer of ethanol in 2006, surpassing Brazil. World production also reached an all time high of approximately 17.3 billion gallons in 2009, according to the Renewable Fuels Association. The countries producing ethanol include Brazil, Canada, China, India, Thailand, Columbia, Australia, Turkey, Pakistan, Argentina and various other countries in the European Union and Central America. Many of those countries have also enacted renewable fuel use requirements.

As of January 2009, the Renewable Fuels Association was estimating that approximately 2 billion gallons of ethanol production capacity would come on line during 2009 from 24 plants that were then under construction or expanding.

The general economic and ethanol industry circumstances have, however, been difficult and adverse over the past two years, with various ethanol plants having been closed or having cut production and some openings or construction or expansions of plants having been cancelled or postponed. The past projections for the growth of the ethanol industry may, therefore, no longer be accurate.

Given that the Energy Independence and Security Act of 2007 increased the renewable fuels standard to 36 billion gallons of annual renewable fuel use by 2022 (up from the prior mandate of 7.5 billion gallons of annual use by 2012), it is probable that there will, however, continue to be at least some growth in the ethanol industry, both domestically and internationally, over the longer term.

Lincolnway Energy's competitors in the U.S. include not only regional farmer-owned entities, but also the major oil companies and other large companies such as Archer Daniels Midland, Cargill, Inc., Valero, Hawkeye Renewables, Poet, Green Plains Renewable Energy and Abengoa Bioenergy Corp.

The competition in the ethanol industry has increased during the past two years, with declining ethanol prices, excess supplies of ethanol and, until recently, rising corn costs.

The ethanol industry will also continue to face increasing competition from international suppliers of ethanol. International suppliers produce ethanol primarily from inputs other than corn, such as sugar cane, and have cost structures that may be substantially lower than Lincolnway Energy's and other U.S. based ethanol producers. Although there is currently a $.54 per gallon tariff on foreign produced ethanol, ethanol imports equivalent to up to 7% of total U.S. production in any given year from various countries were exempted from the tariff under the Caribbean Basin Initiative to spur economic development in Central America and the Caribbean. Foreign suppliers of ethanol may significantly increase their imports into the U.S. Also, Canada may import ethanol duty free, and Mexico may import ethanol under a duty rate of $.10 per gallon. Some of the larger competitors in the ethanol industry may construct or establish ethanol plants in Central America or the Caribbean.

Smaller competitors also pose a threat. Farmer-owned cooperatives and independent companies consisting of groups of individual farmers and investors have been able to compete successfully in the ethanol industry; although Lincolnway Energy believes that smaller ethanol plants will have increasing difficulty in competing with larger plants if the current market conditions continue. These smaller competitors operate smaller facilities which do not affect the local price of corn grown in the proximity to the facility as much as larger facilities do, and some of the smaller competitors are farmer-owned and the farmer-owners either commit, or are incented by their ownership in the facility, to sell corn to the facility.

The continuing increase in domestic or foreign competition could cause Lincolnway Energy to have to reduce its prices and take other steps to compete effectively, which could adversely affect Lincolnway Energy's results of operations and financial position.

Many competitors will have greater production capacity, greater experience, more access to information and/or greater capital or other financial resources, any of which will make it difficult for Lincolnway Energy to compete with those competitors. For example, greater ethanol production may allow a competitor to market its ethanol or distiller's grains at lower prices than Lincolnway Energy. Lincolnway Energy believes there may be acquisitions and consolidations in the ethanol industry in 2010, and if those acquisitions and consolidations occur, they could lead to additional competitors with greater advantages over Lincolnway Energy. A competitor may also offer other products or services that are not offered by Lincolnway Energy, which may give the competitor an additional advantage over Lincolnway Energy.

An ethanol plant utilizing corn to produce ethanol may also experience competition in the form of other plants which produce ethanol from other products. For example, ethanol can be produced from corn stover, corn fiber, wheat straw, barley straw, switchgrass, miscanthus, trees, grasses. woodwastes, vegetative wastes and other wastes. Lincolnway Energy's ethanol plant is designed to produce ethanol only from corn.

The Energy Independence and Security Act of 2007 requires that 21 billion gallons of the new 36 billion gallon renewable fuels standard must come from advanced biofuels, with 16 billion gallons of that amount required to come from cellulosic ethanol by 2022. Research will therefore continue regarding cellulosic ethanol, and it is likely that processes will be developed in the near future which will make the production of ethanol from these types of sources economical. According to the Renewable Fuels Association, there were 22 companies with cellulosic ethanol projects under development or construction or in operation as of September 24, 2009. Some of those projects are properly categorized as "pilot" or "test:" plants, but others are at a larger production level. For example, Poet plans to open a 25,000,000 gallon per year cellulosic ethanol plant in Iowa in 2011, with the plant to produce ethanol from corn cobs. Some of the cellulosic ethanol plants are working with the U.S. Department of Energy, and have received grant funds.

It is also possible that one or more of the other sources for producing ethanol may have greater advantages than corn, which would adversely affect an ethanol plant that produces ethanol solely from corn. For example, a plant using one of those sources may be able to produce ethanol on a more economical basis or on a more efficient or greater scale.

The increased production of ethanol from other sources could also adversely affect the price for ethanol generally.

Some competitors operate their ethanol plant and produce ethanol using different sources of energy than coal, or using various other sources of energy. The other sources of energy include natural gas and various forms of waste type products, such as woodwaste, tires, construction waste and manure. Those competitors may have lower production and input costs and/or higher operating efficiencies than Lincolnway Energy, which would allow them to produce and market their ethanol at lower prices than Lincolnway Energy.

Competition from newly developed fuel additives would also reduce the use of ethanol and Lincolnway Energy's profitability. Although it is difficult to predict if any new fuel additives will be developed, it likely will occur at some point, and it could be in the near future.

Research is also continually being conducted for alternatives to petroleum based fuel products and for additional renewable fuel products. For example, research is ongoing regarding the use of hydrogen, electric or solar powered vehicles and fuel cells. A breakthrough or discovery in any research could conceivably occur at any time, and could have the effect of greatly reducing the use of ethanol or of even making the use of ethanol obsolete at some point. There will be increased incentives to develop alternatives to petroleum based fuel products given the higher gasoline prices that have occurred in 2008 and 2009 and the continuing security and other concerns with the Middle East and certain other major oil producing nations.

Ethanol is a commodity and is priced on a very competitive basis. Lincolnway Energy believes that its ability to compete successfully in the ethanol industry will depend upon its ability to price its ethanol competitively, which in turn will depend on many factors, many of which are beyond the control of Lincolnway Energy and its management. As indicated above, one of those factors is that Lincolnway Energy is subject to material and substantial competition, including from competitors who will be able to produce or market significantly higher volumes of ethanol and at lower prices.

Lincolnway Energy believes that the principal competitive factors with respect to distiller's grains are price, proximity to purchasers and product quality.

Government Oversight and Regulation

Lincolnway Energy's business is subject to substantial governmental oversight and regulation, including relating to the discharge of materials into the air, water and soil; the generation, storage, handling, use, transportation and disposal of hazardous materials; and the health and safety of Lincolnway Energy's employees.

Lincolnway Energy needs to maintain various permits to be able to maintain and continue its operations. The permits include water and air permits from the Iowa Department of Natural Resources.

On December 4, 2007, the Iowa Environmental Protection Commission referred alleged environmental law violations by Lincolnway Energy to the Iowa Attorney General's office for enforcement action. The referred allegations concern wastewater releases relating to construction activities and exceedences of iron and total suspended solid limits in Lincolnway Energy's NPDES wastewater discharge permit, and air permitting, emissions limit exceedences, stack testing, monitoring and reporting. Lincolnway Energy anticipates reaching a negotiated settlement of all of the allegations before the close of the first calendar quarter of 2010.

As part of the process of attempting to negotiate a settlement of the allegations regarding emissions limit exceedences and to otherwise comply with air emissions requirements, Lincolnway Energy filed an application with the Iowa Department of Natural Resources on August 28, 2008 for Lincolnway Energy to obtain a new air quality permit under the 250 ton rules which were adopted in late 2007. Lincolnway Energy believes that its current levels of emissions would comply with the conditions of that air quality permit. There is not, however, any assurance that the air quality permit will be issued to Lincolnway Energy or that Lincolnway Energy will be issued a permit which will allow emissions to the full level that would otherwise be permitted under the 250 ton rules. Lincolnway Energy may also be subject to higher ongoing compliance and operating costs under the new air quality permit.

The substantial governmental oversight and regulation of Lincolnway Energy and its business creates risks and uncertainties for Lincolnway Energy.

The ethanol industry is also substantially supported by and dependent upon various federal and state programs, including various subsidies, tax exemptions and other forms of financial incentives. The loss of, or any reductions of, the current governmental support and incentives for the ethanol industry could reduce the use of ethanol and materially and adversely affect Lincolnway Energy's results of operations and financial position.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that are subject to risks and uncertainties, and which speak only as of the date of this annual report. No one should place strong or undue reliance on any forward looking statements. Lincolnway Energy's actual results or actions may differ materially from these forward-looking statements for many reasons, including the risks described in Lincolnway Energy's annual report on Form 10-K for the fiscal year ended September 30, 2009 and elsewhere in this annual report. This section should be read in conjunction with the financial statements and related notes and with the understanding that Lincolnway Energy's actual future results may be materially different from what is currently expected or projected by Lincolnway Energy.

Overview

Lincolnway Energy is an Iowa limited liability company that was formed on May 19, 2004 for the purpose of constructing and operating a dry mill, coal fired ethanol plant. Lincolnway Energy has been engaged in the production of ethanol and distillers grains since May 22, 2006, and the plant became fully operational on June 22, 2006. The ethanol plant produced 52,465,534 gallons of ethanol during the fiscal year ended September 30, 2009. The nameplate capacity of the plant is 50,000,000 gallons of ethanol per year. Lincolnway Energy had a planned shut down during the months of November 2008 and May 2009 to complete routine maintenance work.

Lincolnway Energy's revenues for the fiscal year ended September 30, 2009 were derived from the sale of Lincolnway Energy's ethanol to RPMG, Inc. (RPMG), the sale of its distiller's grains to Hawkeye Gold, LLC, and the sale of its corn oil to FEC Solutions, LLC (FECS).

Lincolnway Energy's ethanol was sold pursuant to an ethanol marketing agreement between Lincolnway Energy and RPMG. Lincolnway Energy's ethanol was pooled with the ethanol of other ethanol producers whose ethanol was marketed by RPMG. Lincolnway Energy paid RPMG a marketing fee of $.01 per gallon, and RPMG paid Lincolnway Energy a netback price per gallon that is based upon the difference between the pooled average delivered ethanol selling price and the pooled average distribution expense. These averages were calculated based upon each pool participant's selling price and expense averaged in direct proportion to the volume of ethanol supplied by each participant to the pool.

Lincolnway Energy believes that the ethanol market structure has changed since Lincolnway Energy entered into its ethanol marketing agreement with RPMG, and in particular during the past one to two years. Lincolnway Energy determined, in light of those changes, that the pool marketing arrangement used by RPMG is no longer an effective arrangement under the current market structure and circumstances. Lincolnway Energy accordingly notified RPMG on August 12, 2009 that the ethanol marketing agreement would be terminated effective September 30, 2009.

Lincolnway Energy entered into a new ethanol marketing agreement with Green Plains Trade Group LLC (GPTG) on September 25, 2009. Under the agreement, GPTG has the exclusive right to market all of the ethanol which is produced by Lincolnway Energy, except that the agreement permits Lincolnway Energy to close out any outstanding purchase orders under Lincolnway Energy's agreement with RPMG, Inc. and that Lincolnway Energy may market some of its ethanol in certain limited circumstances, such as ethanol which is the subject of any purchase order which was submitted by GPTG but was rejected by Lincolnway Energy. Lincolnway Energy may reject any purchase orders submitted by GPTG, in Lincolnway Energy's sole discretion. GPTG is required to submit purchase orders to Lincolnway Energy on such a periodic basis as is necessary to permit Lincolnway Energy to operate at and maintain the ethanol production schedules which Lincolnway Energy must submit to GPTG. GPTG must also use commercially reasonable and diligent efforts to obtain the best price for all of Lincolnway Energy's ethanol and commercially reasonable efforts to market all of Lincolnway Energy's ethanol. GPTG is responsible for the scheduling of all shipments of the ethanol and has sole responsibility and liability for the collection of all GPTG accounts, and any delinquencies in any of GPTG's accounts will not affect GPTG's payment obligations to Lincolnway Energy. The purchase price payable to Lincolnway Energy will be GPTG's contract selling price for the ethanol in question, less various costs and a fee to GPTG, but the ethanol marketing agreement includes a minimum purchase price. The agreement may be terminated during its term for breach, for certain specified actions or types of misconduct, and for the bankruptcy or insolvency of a party. Lincolnway Energy is dependent upon its agreement with GPTG for the marketing and sale of Lincolnway Energy's ethanol, and Lincolnway Energy's loss of the agreement could have material adverse effects on Lincolnway Energy.

Lincolnway Energy's output of distiller's grains is sold to Hawkeye Gold, LLC under a Distiller's Grains Marketing Agreement that became effective on October 1, 2007. Lincolnway Energy pays Hawkeye Gold, LLC a marketing fee for dried distiller's grains equal to the greater of 2% of the FOB plant price for the dried distiller's grains in question or a per-ton fee of $1.30 for the dried distiller's grains. The marketing fee for wet distiller's grains is the greater of 3% of the FOB plant price for the wet distiller's grains in question or a per-ton fee of $1.00 for the wet distiller's grains. The Distiller's Grains Marketing Agreement can be terminated by Lincolnway Energy or Hawkeye Gold, LLC on 90 days written notice. Lincolnway Energy is dependent upon its agreement with Hawkeye Gold, LLC for the marketing and sale of Lincolnway Energy's distiller's grains, and Lincolnway Energy's loss of the agreement could have material adverse effects on Lincolnway Energy.

Lincolnway Energy purchased a corn extraction oil system from FECS, which was put into operation in April, 2008. The system extracts corn oil from the syrup which is generated in the production of ethanol. Lincolnway Energy produced corn oil on a trial basis from April, 2008 until approximately September, 2008, and FECS purchased all of the corn oil produced by Lincolnway Energy during that time period. Lincolnway Energy entered into an agreement with FECS on October 13, 2008 under which FECS purchases all of Lincolnway Energy's output of corn oil for resale by FECS. Lincolnway Energy pays FECS a marketing and technical assistance fee of 5% of the FOB sales price of the corn oil. The agreement has an initial term of 36 months, commencing from October 13, 2008, and can renew for successive 36 month terms unless Lincolnway Energy or FECS elects to terminate the agreement at the end of the then current 36 month term.

Plan of Operations for the Next 12 Months

During the next 12 months, Lincolnway Energy plans to focus on five operational areas. The areas Lincolnway Energy plans to concentrate on each hold potential for reducing operating costs, improving the quality of the products Lincolnway Energy produces and the environment in which they exist.

Depending on the year, the cost of corn makes up between sixty and seventy percent of cost of goods sold at Lincolnway Energy. Because corn cost is a major portion of the cost of producing ethanol, it is important that Lincolnway Energy is able to accurately measure corn quality and component quantity. Over the next year Lincolnway Energy plans to evaluate what parameters of corn should be tested prior to receiving and how to best test those parameters quickly and accurately. Lincolnway Energy anticipates that at the conclusion of this work it will be able to begin tracking what quality characteristics have the greatest impact on ethanol production.

Steam is another operational area Lincolnway Energy plans to study during this coming year. Improving steam efficiency and quality benefits Lincolnway Energy environmentally as well as financially. Producing high quality, low moisture steam makes for faster and more efficient heat transfer. Producing high quality steam uses less water than the production of lower quality high moisture steam. Today Lincolnway Energy produces steam that is of modestly high quality and it is recycled many times through numerous plant processes. If Lincolnway Energy can cost effectively raise the quality of its steam, Lincolnway Energy could use that steam in additional processes which can reduce water and energy usage through additional recycling of steam.

Lincolnway Energy also plans to evaluate the effectiveness of the current emissions monitoring system in preparation for possible green house gas emissions regulatory changes. Being able to monitor emissions more effectively could lead to further reductions in emissions which would lead to lower fees. Reductions in emissions can make Lincolnway Energy a better environmental company. By attempting to adjust to possible upcoming regulatory changes, Lincolnway Energy hopes to be better positioned to take advantage of the changes from the beginning. Lincolnway Energy believes that all companies will be faced with higher fees for future emissions based on recent federal legislative proposals.

Lincolnway Energy also intends to study the role biomass might play as a source of fuel for Lincolnway Energy's steam system. Lincolnway Energy recently completed a feasibility study that shows there is sufficient biomass available in central Iowa to supply Lincolnway Energy with its biomass fuel needs, but further study and cost analysis is needed in order to determine if biomass is a viable energy source for Lincolnway Energy. Lincolnway Energy plans to evaluate what biomass supply problems might be encountered if a switch to biomass was made. Another very important aspect of switching to biomass is determining the affect new proposed legislation may have on the cost of using a fossil fuel, such as coal, compared to using biomass. There is a reason there are a limited number of utilities or large manufacturers using biomass as an energy source today, and Lincolnway Energy needs to determine what changes need to occur in order to make biomass feasible in the future.

Co-product optimization is an area that has recently seen a lot of renewed interest for some of the wrong reasons. Recent concerns have surfaced for corn that may contain high levels of mycotoxins or other diseases of corn. Lincolnway Energy manufactures three co-products in addition to ethanol, those being distiller's grains, non-edible corn oil and syrup from non-fermented liquids. The product quality of all these products can be affected by the quality of incoming corn and the way the corn is processed. Lincolnway Energy plans to evaluate its processing techniques to assure that they are producing efficiently and cost effectively, while still producing a high quality product.

By focusing on these areas, Lincolnway Energy hopes to add value to its products and decrease operating costs, while striving to conserve the environment through decreased use of natural resources.

Air and Water Permit Compliance

Lincolnway Energy needs to maintain various permits to be able to maintain and continue its operations. The permits include water and air permits from the Iowa Department of Natural Resources. Lincolnway Energy has obtained these permits, but on December 4, 2007, the Iowa Environmental Protection Commission referred alleged environmental law violations by Lincolnway Energy to the Iowa Attorney General's office for enforcement action. The referred allegations concern wastewater releases relating to construction activities and exceedences of iron and total suspended solid limits in Lincolnway Energy's NPDES wastewater discharge permit, and concern air permitting, emission limit exceedences, stack testing, monitoring and reporting.

Lincolnway Energy believes that it will be able to reach a settlement of all of the allegations of the Iowa Environmental Protection Commission by the first calendar quarter of 2010 on terms that will not have a material adverse effect on Lincolnway Energy's business or financial condition. Lincolnway Energy still cannot, however, definitively predict at this time the outcome of any settlement or other proceedings that might still arise out of the allegations. Lincolnway Energy was therefore unable at the time of the preparation of this annual report to definitively determine what effect the proceedings of the Iowa Attorney General will have on Lincolnway Energy; although, as noted above, based on the negotiations to date, Lincolnway Energy believes that it will reach a settlement of all of the allegations on terms that will not have a material adverse effect on Lincolnway Energy's business or financial condition.

Air Quality Permit Application

Lincolnway Energy submitted an application for a 250 ton per year air quality permit to the Iowa Department of Natural Resources (IDNR) on August 28, 2008. The IDNR is currently in the process of reviewing the application. The review process is very thorough and often times can take in excess of a year.

Lincolnway Energy believes that its current levels of emissions will comply with the conditions that need to be met in order to obtain the new permit. There is not, however, any assurance that the air quality permit will be issued to Lincolnway Energy or that Lincolnway Energy will be issued a permit which would allow emissions to the full level that would otherwise be permitted under the 250 ton rules. Lincolnway Energy is hopeful, however, that the new permit will be issued if the allegations with the Iowa Attorney General's office are settled as is currently contemplated. If the new permit is issued, Lincolnway Energy may be subject to higher ongoing compliance and operating costs under the new air quality permit.

Comparison of Fiscal Years Ended September 30, 2009 and 2008

Statements of Operations Data:	2009		2008	
	Amount	%	Amount	%
Revenues	$ 110,223,531	100.0	$ 147,040,911	100.0
Cost of goods sold	113,576,938	103.0	138,309,541	94.1
Gross profit(loss)	(3,353,407)	(3.0)	8,731,370	5.9
General and administrative expense	2,366,638	2.1	2,647,368	1.8
Operating income(loss)	(5,720,045)	(5.1)	6,084,002	4.1
Interest expense	(860,303)	(0.8)	(1,430,469)	(0.9)
Other income-interest and grant	165,007	0.1	181,895	0.1
Net income(loss)	**$ (6,415,341)**	**(5.8)**	**$ 4,835,428**	**3.3**

Revenues from operations for the fiscal year ended September 30, 2009 were approximately $110.0 million, consisting of $88.2 million of ethanol sales (80%), $20.7 million in distiller's grains sales (19%) and $1.2 million of corn oil sales (1%). Revenues decreased in fiscal year 2009 by approximately 25%, when compared to the fiscal year 2008. Lincolnway Energy sold approximately 52.8 million gallons of ethanol at an average gross price of $1.67 per gallon, 128,771 tons of dried distillers grains at an average gross price of $155.00 per ton, and 17,279 tons of wet distillers grains at an average gross price of $47.00 per ton during the fiscal year ended September 30, 2009. Lincolnway Energy also sold approximately 3,139 tons of corn oil at an average gross price of $387.00 per ton during the 2009 fiscal year. The decrease in revenues for the fiscal year ended September 30, 2009 resulted from a 2.8% decrease in sales volume and a 26% decrease in price for ethanol, and a 2% decrease in the sales volume and a 15.3% decrease in sales price for dried distiller's grains, all as compared to the previous fiscal year. The decrease in sales volume is due to a maintenance shutdown that lasted longer than expected, in May 2009. When the plant was shut down in May 2009, a thorough inspection revealed that the combustion chamber of the boiler required extensive repair work to the cement refractory surface inside the combustor. Because the combustor repair work required the plant to be shut down for longer than planned, maintenance was able to complete additional unplanned repairs. The revenues for the year ended September 30, 2009 include a combined unrealized and realized net gain on derivative ethanol contracts of $10,440, compared to a $2.2 million loss for the year ended September 30, 2008.

Management believes that the decrease in the price of ethanol is due to surplus supply of ethanol in fiscal year 2009. The ethanol industry has reacted to the oversupply by curtailing production and this allowed for the price of ethanol to begin to recover near the end of Lincolnway Energy's fiscal year 2009. However, much of this idled capacity could come back into production within the first calendar quarter of 2010, which could negatively impact ethanol prices. Management believes that the ethanol industry must continue to grow demand in order to increase or sustain current ethanol prices. See additional market information below in the ***Risks, Trends and Factors that May Affect Future Operating Results*** portion of this section.

The average price Lincolnway Energy received for its dried distiller's grains decreased to $155.00 per ton in fiscal year 2009, from $183.00 per ton in fiscal year 2008. Management believes the decrease in the price for distiller's grains is a result of the decrease in the price of corn because decreased corn prices affects the price of distiller's grains because animal feeding operations substitute distiller's grains as animal feed in place of corn. Management expects that distiller's grains prices could decrease slightly in the foreseeable future as the supply of distiller's grains increases as a result of increased ethanol production.

Lincolnway Energy anticipates that its results of operations for 2010 will continue to be affected by a surplus of ethanol and volatility in the commodity markets.

Lincolnway Energy's cost of goods sold for the fiscal year ended September 30, 2009 totaled approximately $113.6 million, which was a decrease of 18% when compared to fiscal year 2008. The decrease in cost of goods sold for the 2009 fiscal year is primarily due to a 3% decrease in ethanol production and a 26% decrease in the average cost of corn per bushel for fiscal year 2009. Cost of goods sold major components are: corn costs, energy costs, ingredient costs, production labor, repairs and maintenance, process depreciation, and ethanol and distiller's grain freight expense and marketing fees. Cost of goods sold for fiscal year 2009 also includes a combined unrealized and realized net loss of $3.9 million from derivative instruments, which is recognized in corn costs, compared to a $3.4 million combined unrealized and realized net gain for fiscal year 2008.

Corn costs for the fiscal year ended September 30, 2009 totaled approximately $70.4 million, compared to $98.0 million for fiscal year 2008. Approximately 18.8 million bushels of corn was ground during fiscal year 2009 at an average cost of $3.70 per bushel, compared to 19.5 million bushels at an average cost of $4.99 for fiscal year 2008. The decrease in bushels ground was due to a decrease in production during fiscal year 2009. Corn costs, including the combined unrealized and realized net loss from derivative instruments, represented 64.6% of cost of goods sold for the fiscal year ended September 30, 2009, compared to 69.4% of costs of goods sold for fiscal year 2008.

Lincolnway Energy enters into future purchase contracts for corn and these contracts are evaluated for potential losses. As of September 30, 2008, Lincolnway Energy had various corn fixed and basis contracts for approximately 3,564,000 bushels. Due to rapidly falling corn prices, at September 30, 2008, Lincolnway Energy recorded a loss of approximately $.72 on 1,413,571 bushels of fixed price contracts and $.06 on 2,150,000 bushels of basis contracts, totaling approximately a $1.1 million unrealized loss. As of September 30, 2009, there were no losses to record as the outstanding contracts were at or below market.

Lincolnway Energy anticipates continued volatility in Lincolnway Energy's corn costs due to the timing of the change in value of the derivative instruments relative to the cost and use of the corn being hedged.

Energy costs for the fiscal year ended September 30, 2009 totaled approximately $8.1 million, or 7% of cost of goods sold, compared to $8.2 million, or 6% of cost of goods sold, for the 2008 fiscal year. Energy costs consist of coal costs and electricity and propane costs. For the fiscal year ended September 30, 2009, Lincolnway Energy purchased approximately 95,000 tons of coal at an approximate total cost of $5.6 million. Electricity and propane costs amounted to approximately $2.3 million and $.2 million of sand and lime cost to add to the combustor with the coal.

Ingredient costs for the fiscal year ended September 30, 2009 totaled approximately $5.3 million, or 5% of cost of goods sold, compared to $6.8 million, or 5% of cost of goods sold, for the 2008 fiscal year. Ingredient costs were lower for the fiscal year 2009 due to a decrease in ethanol production from the previous fiscal year. Ingredient costs consist of denaturant, enzymes and process chemicals.

Production labor, repairs and maintenance and other plant costs totaled approximately $4.8 million, or 4.2% of cost of goods sold, for the fiscal year ended September 30, 2009, compared to $5.3 million, or 3.8% of cost of goods sold, for fiscal year 2008.

Depreciation totaled approximately $7.7 million, or 7% of cost of goods sold, for the fiscal year ended September 30, 2009, compared to $7.4 million, or 5% of cost of goods sold, for fiscal year 2008.

Ethanol and distiller's grain freight expense and marketing fees totaled approximately $13.8 million, or 12% of cost of goods sold, during the fiscal year ended September 30, 2009, compared to $14.2 million, or 10% of cost of goods sold, for fiscal year 2008. A decrease in sales for the 2009 fiscal year drove these costs down for the 2009 fiscal year.

General and administrative expenses totaled approximately $2.4 million during the fiscal year ended September 30, 2009, compared to $2.6 million for fiscal year 2008. The decrease of $.2 million is due to a reduction of professional fees and business promotions.

Other income and expense totaled approximately $.7 million net expense during the fiscal year ended September 30, 2009, compared to $1.2 million net expense for fiscal year 2008. The decrease in net expense is due to a decrease in interest expense for the fiscal year ended September 30, 2009. Long-term debt and interest rates decreased for fiscal year 2009 compared to fiscal year 2008.

Comparison of Fiscal Years Ended September 30, 2008 and 2007

Statements of Operations Data:	2008		2007	
	Amount	%	Amount	%
Revenues	$ 147,040,911	100.0	$ 118,783,540	100.0
Cost of goods sold	138,309,541	94.1	94,233,456	79.3
Gross Profit	8,731,370	5.9	24,550,084	20.7
General and administrative expense	2,647,368	1.8	2,903,436	2.4
Operating income	6,084,002	4.1	21,646,648	18.3
Interest expense	(1,430,469)	(0.9)	(2,228,179)	(1.9)
Other income-interest and grant	181,895	0.1	536,897	0.4
Net income	$ 4,835,428	3.3	$ 19,955,366	16.8

Revenues from operations for the fiscal year ended September 30, 2008 were approximately $147.0 million, consisting of $122.3 million of ethanol sales (83%) and $25.5 million in distiller's grains sales (17%). Revenues increased in fiscal year 2008 by approximately 24%, when compared to the fiscal year 2007. Lincolnway Energy sold approximately 54.3 million gallons of ethanol at an average price of $2.25 per gallon, 131,000 tons of dried distiller's grains at an average price of $183.00 per ton and 33,000 tons of wet distiller's grains at an average price of $49.00 per ton during the fiscal year ended September 30, 2008. Lincolnway Energy also sold approximately $1.4 million of syrup and corn oil during the 2008 fiscal year. The increase in revenues for the fiscal year ended September 30, 2008 resulted from an 8% increase in sales volume and a 10% increase in price for ethanol, and a 66% increase in the sales price for distiller's grains, all as compared to the previous fiscal year. The increase in ethanol sales volume was due to Lincolnway Energy's increase in production over the nameplate of 50 million gallons per year. In April 2007, Lincolnway Energy started entering into derivative contracts to hedge its exposure to price risk as it relates to ethanol sales. The revenues for the year ended September 30, 2008 include a combined unrealized and realized net loss on derivative contracts of $2.2 million, compared to a $514,464 gain for the year ended September 30, 2007.

The average price Lincolnway Energy received for its dried distiller's grains increased to $183.00 per ton in fiscal year 2008, from $110.00 per ton in fiscal year 2007. The higher prices received for distiller's grains helped offset the higher price which was paid by Lincolnway Energy for corn. Management believes the increase in the price for distiller's grains was the result of the increase in the price of corn because increased corn prices positively affects the price of distiller's grains because animal feeding operations substitute distiller's grains as animal feed in place of corn. The increase in demand for distiller's grains as a substitute for corn was offset, however, by an increase in the supply of distiller's grains resulting from increased ethanol production in fiscal year 2008 as compared to 2007.

Lincolnway Energy's cost of goods sold for the fiscal year ended September 30, 2008 totaled approximately $138.3 million, which was an increase of 47% when compared to fiscal year 2007. The increase in cost of goods sold for the 2008 fiscal year was primarily due to a 7% increase in ethanol production and a 46% increase in the average cost of corn per bushel for fiscal year 2008. Cost of goods sold major components are: corn costs, energy costs, ingredient costs, production labor, repairs and maintenance, process depreciation, and ethanol and distiller's grain freight expense and marketing fees. Cost of goods sold for fiscal year 2008 also includes a combined unrealized and realized net gain of $3.4 million from derivative instruments, and a $1.1 million unrealized loss on firm purchase commitments, which is recognized in corn costs, compared to a $2.7 million combined unrealized and realized net gain and no loss on firm purchase commitments for fiscal year 2007.

Corn costs for the fiscal year ended September 30, 2008 totaled approximately $98.0 million, compared to $59.7 for fiscal year 2007. Approximately 19.5 million bushels of corn was ground during fiscal year 2008 at an average cost of $4.99 per bushel, compared to 17.5 million bushels at an average cost of $3.42 for fiscal year 2007. The increase in bushels ground was due to the increase in production during fiscal year 2008. Corn costs, including the combined unrealized and realized net gain from derivative instruments and a unrealized loss on firm purchase commitments, represented 69% of cost of goods sold for the fiscal year ended September 30, 2008, compared to 61% of costs of goods sold for fiscal year 2007.

Lincolnway Energy enters into future purchase contracts for corn and these contracts are evaluated for potential losses. As of September 30, 2008, Lincolnway Energy had various corn fixed and basis contracts for approximately 3,564,000 bushels. Due to rapidly falling corn prices, at September 30, 2008, Lincolnway Energy recorded a loss of approximately $.72 on 1,413,571 bushels of fixed price contracts and $.06 on 1,040,000 bushels of basis contracts, totaling approximately a $1.1 million unrealized loss.

Energy costs for the fiscal year ended September 30, 2008 totaled approximately $8.2 million, or 6% of cost of goods sold, compared to $6.7 million, or 8% of cost of goods sold, for the 2007 fiscal year. Energy costs consist of coal costs and electricity and propane costs. For the fiscal year ended September 30, 2008, Lincolnway Energy purchased approximately 98,000 tons of coal at an approximate total cost of $5.8 million. Electricity and propane costs amounted to approximately $2.3 million. Electricity costs decreased as a percentage of cost of goods sold for the fiscal year 2008 due to the installation of two capacitors to the existing system.

Ingredient costs for the fiscal year ended September 30, 2008 totaled approximately $6.8 million, or 5% of cost of goods sold, compared to $6.0 million, or 6% of cost of goods sold, for the 2007 fiscal year. Ingredients were a smaller percentage of cost of goods sold for fiscal year 2008 due to corn costs representing a larger percentage for the year. Ingredient costs consist of denaturant, enzymes and process chemicals.

Production labor, repairs and maintenance and other plant costs totaled approximately $5.3 million, or 4% of cost of goods sold, for the fiscal year ended September 30, 2008, compared to $4.7 million, or 5% of cost of goods sold, for fiscal year 2007.

Depreciation totaled approximately $7.4 million, or 5% of cost of goods sold, for the fiscal year ended September 30, 2008, compared to $7.3 million, or 8% of cost of goods sold, for fiscal year 2007.

Ethanol and distiller's grain freight expense and marketing fees totaled approximately $14.2 million, or 10% of cost of goods sold, during the fiscal year ended September 30, 2008, compared to $11.8 million, or 12% of cost of goods sold, for fiscal year 2007. An increase in sales for the 2008 fiscal year drove these costs up for the 2008 fiscal year.

General and administrative expenses totaled approximately $2.6 million during the fiscal year ended September 30, 2008, compared to $2.9 million for fiscal year 2007. The decrease of $.3 million was due to a reduction of professional fees and business promotions.

Other income and expense totaled approximately $1.2 million net expense during the fiscal year ended September 30, 2008, compared to $1.7 million net expense for fiscal year 2007. The decrease in net expense was due to a decrease in interest expense for the fiscal year ended September 30, 2008. Long-term debt and interest rates decreased for fiscal year 2008 compared to fiscal year 2007.

Risks, Trends and Factors that May Affect Future Operating Results

Corn

Corn prices for the fiscal year ended September 30, 2009 somewhat stabilized, relative to the historic volatility and high prices experienced in the prior fiscal year. The chart below shows the delivery month corn futures (CBOT) had a slight downward trajectory but fluctuated mainly $.70 either side of $3.80. Although still a large price range in which to manage the risk, it did mark a decrease in volatility from the 2008 fiscal year. The high mark in futures values was made on the first day of the fiscal year at $4.84 (December 08 futures month). The low was made near the end of the fiscal year on September 4, 2009 at $3.06 (December 09 futures month).



CBOT corn prices Oct08-Sept09
fiscal year high: Oct 1 at $4.84
fiscal year low: Sept 4, 2009 at $3.06
6000
5500
5000
4500
4000
3800
3500
3000
2500
2009
01 Oct 08
Nov
Feb
May
Aug
30 Sep 09

Source: Chicago Board of Trade

Management believes much of the decrease in corn values and price versus the 2008 fiscal year can be attributed to a decrease in liquidity following the late 2008 recession. Much of the speculative money that had driven the boom in the 2008 fiscal year was taken out of play in the fiscal year ended September 30, 2009.

Going forward into fiscal year 2010, corn usage is expected to jump back up to levels seen in fiscal year 2008 (12.7-12.9 billion bushels). However, yields on the new crop are currently predicted at 162.9 bushels per acre, over 12 bushels per acre above the 07/08 crop year.

These higher yield expectations of the current crop are expected to maintain prices below the $5.00 mark. However, it does serve to highlight the main risk factor to ethanol profitability, crop yields. Regardless of whether it's world-wide drought effecting wheat, or a widespread crop disease in the US affecting corn or soybeans, crop yields are an inherent risk. In a shortage situation, the market will attempt to ration usage through higher prices, and likely lower profits in the ethanol production industry.

Lincolnway Energy attempts to offset or hedge some of the risk involved with the changing corn price through the trading of futures and options on the Chicago Board of Trade (CME Group), as well as the purchase of physical delivery contracts from suppliers. Lincolnway Energy continues to monitor and attempt to manage risks involved with corn production in order to attempt to ensure adequate supply and protection against rapid price increases. Lincolnway Energy believes that option strategies currently offer the greatest flexibility for Lincolnway Energy's purposes.

Ethanol

Ethanol prices correlated strongly with corn prices in the fiscal year ended September 30, 2009, much like the 2008 fiscal year. The chart below shows that, for the most part, ethanol futures traded $.18 either side of $1.62. The high futures price for the fiscal year was made at $2.0925 on October 1, 2008. The low was made toward the end of the fiscal year on July 10, 2009 at $1.4675.


11:46 ACA - Ethanol (Combined), Adjusted Daily Continuation P068 RBOB/Etoh charts
CBOT Ethanol Futures-Oct 1,2008 to Sept 30,2009
fiscal year high-Oct 1 $2.0925
fiscal year low- July 10 $1.4675
2500
2400
2300
2200
2100
2000
1900
1800
1700
1620
1600
1500
1400
1300
2009
Aug
01 Oct 08
Nov
Feb
May
Aug
30 Sep 09
Source: Chicago Board of Trade

Even though ethanol values were less volatile than the 2008 fiscal year, they did stay well below the cost of production for a majority of the 2009 fiscal year. This was due mainly to the gross oversupply of production capacity that had been built through 2007 and realized by the market in 2008. Much of this production had to be idled because the demand picture was one that couldn't keep pace. In calendar year 2009, the industry was known to have approximately 13.1 billion gallons of production capacity and only 10.8 billion gallons of demand, resulting in an overcapacity of 2.3 billion gallons. In calendar year 2008 the overcapacity was in place as well, but was much less, at 1.4 billion gallons of overcapacity. Calendar year 2010 is expected to show an overcapacity of about 1.7 billion gallons, as demand increases. Moving forward, overcapacity will continue to be a risk to the profitability of Lincolnway Energy, but management expects the risk to decrease somewhat with time if demand increases as currently projected. Also, the balance sheets of most ethanol plants will require several years to recover, making the likelihood of widespread expansion limited. New construction should also slow or be limited to those currently underway, as capital inflows into the ethanol industry have stopped and been somewhat soured after poorer returns in the past two years.

Government policy continues to be an ongoing factor to be monitored with regard to ethanol profitability. Greenhouse gas legislation, E10 increases, and the Volumetric Ethanol Excise Tax Credit (VEETC) are all critical components of the ethanol profitability structure and are all under the control of federal and state governments.

The Volumetric Ethanol Excise Tax Credit (VEETC) is a law that is continually scrutinized by the government. This law, enacted in 2004, originally allowed a 54 cent per gallon tax credit to blenders and sellers of ethanol. The credit was reduced to 51 cents effective in January 2005, and further reduced to 45 cents on January 1, 2009. Further reductions in the VEETC tax credit present a potential risk for the ethanol industry and Lincolnway Energy.

Lincolnway Energy believes that the E10 "blend wall" is one of the most critical governmental policies currently facing the ethanol industry. The issue is comprised of a couple of components. First, the Renewable Fuels Standards (RFS) dictates a continuing increase in the amount of ethanol blended into the national gasoline supply. Second, the Environmental Protection Agency (EPA) mandates a limit of 10% ethanol inclusion in non-flex fuel vehicles, and the E85 vehicle marketplace is struggling to grow due to lacking infrastructure. Total gasoline usage by the U.S. is currently around 138 billion gallons, and is expected to decrease to less than 130 billion gallons over the next 5 years as fuel mileage standards are changed. The RFS dictates an increasing amount of ethanol blending: 13.95 billion gallons in 2011, 15.2 billion gallons in 2012, all the way to 36 billion gallons by 2022. To reach the standard as dictated by the RFS in 2011, assuming 135 billion gallons of total gasoline usage nationally, we would have to blend every single gallon of fuel with greater than 10% ethanol. The EPA policy of 10% and the RFS increasing blend rate are at odds, which is sometimes referred to as the blend wall. One industry group has petitioned the EPA for a waiver of the E10 law and an increase to E15. The EPA postponed the expected December, 2009 decision. This issue is a major risk to the ethanol industry.

U.S. and international recession also continues to create a potential risk factor for ethanol prices. There has been a dramatic decrease in overall oil and gasoline demand as the high prices last year, along with tightening economic conditions, have driven consumers to use less energy.

Crush Margin

The gross crush margin represents the biggest factor affecting the future results of Lincolnway Energy. This margin figure represents the gross profit or loss of buying a bushel of corn and converting it into gallons of marketable denatured ethanol. All of the fundamental factors that influence the corn or ethanol markets are ultimately expressed in the crush margin. The values of corn and ethanol were strongly correlated for the fiscal year ended September 30, 2009, which is the main contributing factor in the stability of the gross crush margin. Lincolnway Energy expects this trend to continue through the fiscal year ending September 30, 2010. Major factors that could change the crush margin, thereby affecting future profitability results of Lincolnway Energy, include weather affecting corn production, changes in governmental policy, and international economic changes.


13:24 ACA - Ethanol (Combined), Daily Continuation P068 RBOB/Etoh charts
2400
2200
2000
1800
1600
1400
Corn Futures
Ethanol Futures
CrushGr*
800
700
600
500
400
300
200
Gross Crush Margin
2008
Jan
Apr
Jul
2009
Source: Chicago Board of Trade

Critical Accounting Estimates and Accounting Policies

Lincolnway Energy's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and follow general practices within the industries in which Lincolnway Energy operates. This preparation requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, actual results could differ from the estimates, assumptions, and judgments reflected in the financial statements. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and, as such, have a greater possibility of producing results that could be materially different than originally reported. Management believes the following policies are both important to the portrayal of Lincolnway Energy's financial condition and results of operations and require subjective or complex judgments; therefore, management considers the following to be critical accounting policies.

Off-Balance Sheet Arrangements

Lincolnway Energy currently does not have any off-balance sheet arrangements.

Revenue Recognition

Revenue from the sale of Lincolnway Energy's ethanol and distiller's grains is recognized at the time title and all risks of ownership transfer to the customers. This generally occurs upon the loading of the product. For ethanol, title passes from Lincolnway Energy at the time the product crosses the loading flange in either a railcar or truck. For distiller's grains, title passes upon the loading of distiller's grains into trucks. For railcar shipments, this takes place when the railcar is filled and the marketer receives written notice that they have been loaded and are available for billing. Shipping and handling costs incurred by Lincolnway Energy for the sale of ethanol and distiller's grain are included in costs of goods sold.

Lincolnway Energy's ethanol was sold pursuant to an ethanol marketing agreement between Lincolnway Energy and RPMG until approximately September 30, 2009, at which time Lincolnway Energy began selling its ethanol production to Green Plains Trade Group LLC, as is discussed above in the "Overview" portion of this section. Under the agreement with RPMG, Lincolnway Energy's ethanol was pooled with the ethanol of other ethanol producers whose ethanol was marketed by RPMG. Lincolnway Energy paid RPMG a marketing fee of $.01 per gallon, and RPMG paid Lincolnway Energy a netback price per gallon that is based upon the difference between the pooled average delivered ethanol selling price and the pooled average distribution expense. These averages were calculated based upon each pool participant's selling price and expense averaged in direct proportion to the volume of ethanol supplied by each participant to the pool.

Lincolnway Energy's distiller's grain production is sold to Hawkeye Gold, LLC. Lincolnway Energy pays Hawkeye Gold, LLC a marketing fee for dried distiller's grains equal to the greater of 2% of the FOB plant price for the dried distiller's grain or a per-ton fee of $1.30 for the dried distiller's grain. The marketing fee for wet distiller's grains is the greater of 3% of the FOB plant price for the wet distiller's grains or a per-ton fee of $1.00 for the wet distiller's grains.

Lincolnway Energy's corn oil production is sold to FEC Solutions, LLC (FECS). For corn oil, title passes upon the loading of the corn oil into the trucks. The purchase price payable by FECS for each shipment of corn oil is the FOB sales price less a marketing and technical assistance fee in an amount equal to 5% of the FOB sales price.

Derivative Instruments

Lincolnway Energy enters into derivative contracts to hedge its exposure to price risk related to forecasted corn needs, forward corn purchase contracts and ethanol sales. Lincolnway Energy does not typically enter into derivative instruments other than for hedging purposes. All the derivative contracts are recognized on the September 30, 2009, 2008 and 2007 balance sheets at fair value. Although Lincolnway Energy believes Lincolnway Energy's derivative positions are economic hedges, none has been designated as a hedge for accounting purposes. Accordingly, any realized or unrealized gain or loss related to these derivative instruments is recorded in the statement of operations as a component of cost of goods sold in the case of corn contracts and as a component of revenue in the case of ethanol sales.

The effects on operating income from derivatives is as follows for the years ending September 30, 2009, 2008 and 2007:

	2009	2008	2007
Increase (decrease) in revenue due to derivatives related to ethanol sales:			
Realized	$ 10,440	$ (2,174,662)	$ -
Unrealized	-	(28,492)	514,464
Total effect on revenue	10,440	(2,203,154)	514,464
(Increase) decrease in cost of goods sold due to derivates related to corn costs:			
Realized	(3,783,088)	6,280,771	4,131,488
Unrealized	(72,350)	(2,836,100)	(1,428,563)
Total effect on cost of goods sold	(3,855,438)	3,444,671	2,702,925
Total (decrease) increase to operating income due to derivative activities	$ (3,844,998)	$ 1,241,517	$ 3,217,389

Unrealized gains and losses on forward contracts, in which delivery has not occurred, are deemed "normal purchases and normal sales", and therefore are not marked to market in Lincolnway Energy's financial statements, but are subject to a lower of cost or market assessment.

Firm Purchase Commitments for Corn

To ensure an adequate supply of corn to operate the plant, Lincolnway Energy enters into contracts to purchase corn from local farmers and elevators. As of September 30, 2009, Lincolnway Energy had various fixed and basis contracts for approximately 362,293 bushels. Of the 362,293 bushels under contract, approximately 262,293 had a fixed price at an weighted average of $3.39 per bushel and approximately 100,000 had basis contracts at an average basis of $.10 per bushel as of September 30, 2009. The cost of these contracts were lower than replacement cost, so no liability has been recorded as of September 30, 2009. As of September 30, 2008, Lincolnway Energy recorded an unrealized loss of $1,065,000 on firm purchase commitments for corn. No unrealized losses were recorded for the year ended September 30, 2007.

Liquidity and Capital Resources

The following table shows cash flows for the fiscal years ended September 30, 2009 and 2008:

	Year ended September 30,	
	2009	2008
Net cash provided by operating activities	$ 1,551,841	$ 14,190,197
Net cash (used in) investing activities	(611,078)	(1,100,344)
Net cash (used in) financing activities	(3,826,864)	(12,235,713)

For the fiscal year ended September 30, 2009, cash provided by operating activities was $1.6 million, compared to cash provided by operating activities of $14.2 million for the fiscal year ended September 30, 2008. The $12.6 million decrease is primarily due to a decrease in net income for fiscal year 2009 of $11.3 million. This decrease in net income is primarily the result of a 26% decrease in ethanol prices, a 15.3% decrease in dried distillers grain price, and other negative market factors that the ethanol industry experienced in the fiscal year 2009.

Cash flows from investing activities reflect the impact of property and equipment acquired for the ethanol plant. Net cash used in investing activities decreased by $.5 million for the fiscal year ended September 30, 2009, when compared to the fiscal year ended September 30, 2008. The decrease is primarily due to a reduction of capital expenditures for the fiscal year 2009.

Cash flows from financing activities include transactions and events whereby cash is obtained or paid back to or from depositors, creditors or investors. Net cash used in financing activities decreased by $8.4 million for the fiscal year ended September 30, 2009, when compared to the fiscal year ended September 30, 2008. The decrease is due to a decrease in distribution payments to the members for the 2009 fiscal year.

Management believes that margins will improve for the first quarter in fiscal year 2010, and if demand for ethanol continues to grow and corn prices stay stable, Lincolnway Energy could see improved margins throughout the 2010 fiscal year. Lincolnway Energy anticipates continuing to keep cash balances at a low but acceptable level that will meet loan covenants. If Lincolnway Energy should get in a negative cash position, Lincolnway Energy anticipates having access to its $10 million line of credit.

As of September 30, 2009, Lincolnway Energy was not in compliance with the minimum debt service coverage ratio covenant in its loan agreements with Co-Bank. On October 5, 2009, Lincolnway Energy received a letter from Co-Bank waiving any action on the noncompliance for fiscal year 2009. Lincolnway Energy anticipates being in compliance with this covenant and all other loan covenants during fiscal year 2010.

The following table shows cash flows for the fiscal years ended September 30, 2008 and 2007:

	Year ended September 30,			
	2008		2007	
Net cash provided by operating activities	$	14,190,197	$	30,319,132
Net cash (used in) investing activities		(1,100,344)		(2,882,841)
Net cash (used in) financing activities		(12,235,713)		(24,311,256)

For the fiscal year ended September 30, 2008, cash provided by operating activities was $14.2 million, compared to cash provided by operating activities of $30.3 million for the fiscal year ended September 30, 2007. The decrease was due to a decrease in net income for fiscal year 2008. The decrease in net income was primarily the result of increased corn prices that increased Lincolnway Energy's cost of goods sold.

Cash flows from investing activities reflect the impact of property and equipment acquired for the ethanol plant. Net cash used in investing activities decreased by $1.8 million for the fiscal year ended September 30, 2008, when compared to the fiscal year ended September 30, 2007. The decrease was primarily due to a reduction of capital expenditures for the fiscal year 2008.

Cash flows from financing activities include transactions and events whereby cash is obtained or paid back to or from depositors, creditors or investors. Net cash used in financing activities decreased by $12.1 million for the fiscal year ended September 30, 2008, when compared to the fiscal year ended September 30, 2007. The decrease was due to a decrease in distribution payments to the members for the year and a decrease in payments on long term borrowing. Lincolnway Energy made payments on its term loan of $3,750,000 during fiscal year 2008, compared to payments of $8,750,000 in fiscal year 2007.

Loans and Agreements

Lincolnway Energy has a construction and term loan with Co-Bank. The interest rate under the term loan was a variable interest rate based on the agent base rate less .05%. The loan requires 30 principal payments of $1,250,000 per quarter. The quarterly payments commenced in December 2006 and will continue through March 2013. In order to alleviate some of the interest rate risk, on July 25, 2008 Lincolnway Energy fixed $7,750,000 of the $19,000,000 loan outstanding at an interest rate of 6.62%, through July 2011. Upon maturity the fixed portion of the loan will revert back to a variable rate, and the same payment amortization schedule will apply. The borrowings under the loan are collateralized by substantially all of Lincolnway Energy's assets.

The loan requires the maintenance of certain financial and nonfinancial covenants. As of September 30, 2009, Lincolnway Energy was not in compliance with the minimum debt service coverage ratio covenant. On October 5, 2009, however, Lincolnway Energy received a letter from Co-Bank waiving any action on the noncompliance.

On October 6, 2009, an amendment was made to the construction and term loan variable interest rate. The variable interest rate will now be based on the one-month LIBOR index rate plus 3.30%. The interest rate will be reset automatically without notice to Lincolnway Energy, on the first "US Banking Day" of each succeeding week, and each change shall be applicable to all outstanding balances as of that date.

As of September 30, 2009, Lincolnway Energy has made principal payments of $23,750,000 since the inception of the loan. The balance remaining on the loan as of September 30, 2009 is $15,250,000. The next scheduled payment is due in March, 2010.

Lincolnway Energy also has a $10,000,000 construction/revolving term credit facility with Co-Bank. The interest rate under the credit facility agreement was a variable interest rate based on the agent base rate less .05%. Borrowings are subject to borrowing base restrictions as defined in the agreement. The credit facility requires the maintenance of certain financial and nonfinancial covenants. The borrowings under the agreement are collateralized by substantially all of Lincolnway Energy's assets. On October 6, 2009 an amendment was made to the construction/revolving term credit facility variable interest rate. The variable interest rate now will be based on the one-month LIBOR index rate plus 3.30%. The interest rate will be reset automatically without notice to Lincolnway Energy, on the first "US Banking Day" of each succeeding week, and each change shall be applicable to all outstanding balances as of that date. The construction/revolving term credit facility has a commitment fee on the average daily unused portion of the commitment at a rate of ½ of 1% per annum, payable monthly. The agreement also includes certain prepayment penalties. There was no balance outstanding on this credit facility as of September 30, 2009.

Lincolnway Energy executed a mortgage and security interest in favor of Co-Bank creating a first lien on substantially all of its assets, including the real estate and ethanol plant and all personal property located on its property for the loan and credit agreements discussed above.

Lincolnway Energy also has subordinated debt financing which includes a subordinated note of $1,250,000 payable to Fagen, Inc., with an interest rate of 4%, and a $1,216,781 note payable to Fagen, Inc., with an interest rate of 5% per annum. Principal is due in full under both of those notes at maturity on May 22, 2021 and November 17, 2014, respectively.

Lincolnway Energy also entered into a $500,000 loan agreement with the Iowa Department of Transportation in February 2005. Under the agreement, the loan proceeds were disbursed upon submission of paid invoices and interest at 2.11% per annum began to accrue on January 1, 2007. Payments began on July 1, 2007. Lincolnway Energy also has a $300,000 loan agreement and a $100,000 forgivable loan agreement with the Iowa Department of Economic Development. The $300,000 loan does not impose any interest, and the $100,000 loan included a term that the loan was forgivable upon the completion of Lincolnway Energy's ethanol plant and the production of at least 50 million gallons of ethanol before the project completion date of October 31, 2008. The Iowa Department of Economic Development determined those conditions to forgiveness of the $100,000 loan were met, and the loan was forgiven on January 22, 2009. As of December 15, 2009, Lincolnway Energy had made payments totaling $95,000 on the Iowa Department of

Economic Development $300,000 loan agreement and $115,340 on the Iowa Department of Transportation agreement.

Lincolnway Energy entered into an agreement with an unrelated entity on March 3, 2007 to lease railcars. The 5 year term of the agreement will end in March 2011. The agreement required a $351,000 letter of credit facility as partial security for Lincolnway Energy's obligations under the agreement. The letter of credit facility was initially funded through a $4,000,000 revolving credit agreement with Co-Bank. On April 11, 2008, the $4,000,000 revolving credit agreement was reduced to $351,000, the amount of the above mentioned letter of credit. The $351,000 revolving credit agreement was cancelled on July 3, 2007, because an amendment was made to the railcar lease agreement on June 19, 2007 that allowed Lincolnway Energy to purchase a certificate of deposit for $351,000 in lieu of the letter of credit. The certificate of deposit will mature on January 20, 2010 and will be automatically renewed. Interest is paid to Lincolnway Energy on the certificate of deposit on a quarterly basis.

Lincolnway Energy terminated its ethanol marketing agreement with RPMG, Inc. effective October 1, 2009, and as part of that process, Lincolnway Energy was assigned a railcar lease between RPMG, Inc. and Trinity Industries Leasing Company. The lease includes 100 tank rail cars used for transporting ethanol. The lease calls for monthly payments of $52,500 plus applicable taxes, beginning October 1, 2009. There is also an additional usage rental of 3 cents per mile for each car that exceeds 35,000 miles. The lease has a scheduled maturity date of September 2016.

Contractual Obligations Table

In addition to long-term debt obligations, Lincolnway Energy has certain other contractual cash obligations and commitments. The following tables provide information regarding Lincolnway Energy's contractual obligations and commitments as of September 30, 2009:

		Payment Due By Period			
		Less than	Two to	Four to	More than
Contractual Obligations	Total	One Year	Three Years	Five Years	Five Years
Long-Term Debt Obligations	$ 18,313,941	$ 3,825,357	$ 10,131,282	$ 1,755,517	$ 2,601,785
Interest Obligation of Long-Term Debt	2,590,705	897,588	992,180	273,745	427,192
Operating Lease Obligations	5,453,534	1,370,621	1,562,913	1,260,000	1,260,000
Purchase Obligations					
Coal Supplier Commitment	15,054,855	5,272,455	9,782,400	-	-
Corn Supplier Commitment	890,093	890,093	-	-	-
Denaturant Commitment	313,500	313,500	-	-	-
Total	$ 42,616,628	$ 12,569,614	$ 22,468,775	$ 3,289,262	$ 4,288,977

Employees

As of December 15, 2009, Lincolnway had 45 employees in the following general positions:

Position	# Employed
President and Chief Executive Officer	1
Chief Financial Officer	1
Plant Manager	1
Environmental/Human Resource and Safety Manager	1
Merchandising/Logistics Manager	1
Controller	1
Lab Supervisor	1
Production Manager	1
Maintenance Manager	1
Logistics Supervisor	1
Admin/Clerical	5
Shift Supervisors	4
Maint/Instrument Technicians	8
Lab Technicians	1
Plant Operators	17
Total	**45**

SUPPLEMENTARY FINANCIAL INFORMATION

QUARTERLY FINANCIAL DATA (UNAUDITED)

	QUARTER				
Year Ended September 30, 2009	First	Second	Third	Fourth	Year
Revenues	$ 29,362,052	$28,211,654	$23,245,823	$29,404,002	$110,223,531
Gross Profit(Loss)	$ (4,319,019)	$ 384,649	$(1,357,855)	$ 1,938,818	$(3,353,407)
Net Income(Loss)	$ (5,260,361)	$(110,976)	$(2,165,123)	$ 1,121,119	$(6,415,341)
Net Income(Loss) per unit-basic & diluted	$ (125.10)	$ (2.64)	$ (51.49)	$ 26.66	$ (152.57)
Year Ended September 30, 2008	First	Second	Third	Fourth	Year
Revenues	$ 26,311,275	$34,351,843	$45,605,750	$40,772,043	$147,040,911
Gross Profit(Loss)	$ 609,579	$ 3,701,646	$ 9,134,318	$ (4,714,173)	$ 8,731,370
Net Income(Loss)	$ (550,238)	$ 2,771,122	$ 8,285,625	$ (5,671,081)	$ 4,835,428
Net Income(Loss) per unit-basic & diluted	$ (13.09)	$ 65.90	$ 197.05	$ (134.87)	$ 115.00
Year Ended September 30, 2007	First	Second	Third	Fourth	Year
Revenues	$ 28,068,165	$28,873,501	$32,674,730	$29,167,144	$118,783,540
Gross Profit	$ 16,062,932	$ 2,485,582	$ 3,318,854	$ 2,682,716	$ 24,550,084
Net Income	$ 14,855,924	$ 1,309,402	$ 2,135,114	$ 1,654,926	$ 19,955,366
Net Income per unit-basic & diluted	$ 346.62	$ 30.55	$ 50.74	$ 39.36	$ 469.33
Year Ended September 30, 2006	First	Second	Third	Fourth	Year
Revenues	$ -	$ -	$10,910,199	$33,973,258	$44,883,457
Gross Profit	$ -	$ -	$ 4,177,115	$14,820,198	$18,997,313
Net Income(Loss)	$ (381,026)	$ (309,142)	$ 3,195,499	$13,402,390	$15,907,721
Net Income(Loss) per unit-basic & diluted	$ (9.06)	$ (7.35)	$ 75.71	$ 312.71	$376.13

SELECTED FINANCIAL DATA

The following information is summary selected financial data for Lincolnway Energy for the fiscal years ended September 30, 2009, 2008, 2007, 2006 and 2005 with respect to the statements of operations data, and as of September 30, 2009, 2008, 2007, 2006 and 2005 with respect to the balance sheet data. The data is qualified by, and must be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this annual report, and with the financial statements found at the end of this annual report.

Statements of Operations Data:	2009	2008	2007	2006	2005
Revenues	$ 110,223,531	$ 147,040,911	$ 118,783,540	$ 44,883,457	$ -
Cost of goods sold	113,576,938	138,309,541	94,233,456	25,886,144	-
Gross profit(loss)	(3,353,407)	8,731,370	24,550,084	18,997,313	-
General and administrative expense	2,366,638	2,647,368	2,903,436	2,082,597	427,478
Operating income (loss)	(5,720,045)	6,084,002	21,646,648	16,914,716	(427,478)
Interest expense	(860,303)	(1,430,469)	(2,228,179)	(1,281,287)	-
Other income-interest and grant	165,007	181,895	536,897	274,292	625,679
Net income (loss)	$ (6,415,341)	$ 4,835,428	$ 19,955,366	$ 15,907,721	$ 198,201
Weighted average units outstanding	42,049	42,049	42,519	42,293	32,816
Net income (loss) per unit - basic and diluted	$ (152.57)	$ 115.00	$ 469.33	$ 376.13	$ 6.04
Cash distributions per unit	$ -	$ 200.00	$ 350.00	$ -	$ -

Balance Sheet Data:	2009	2008	2007	2006	2005
Working Capital	$ 6,670,560	$ 10,216,873	$ 11,845,308	$ 6,548,336	$ 4,212,119
Net Property Plant & Equipment	57,293,563	65,010,487	71,617,762	78,170,697	35,125,192
Total Assets	71,092,101	90,516,722	88,820,957	93,027,237	43,084,240
Long-Term Obligations	14,938,584	19,998,369	24,743,372	29,548,706	1,100,000
Members' Equity	49,979,252	56,394,593	59,968,965	55,662,249	38,640,778
Book Value per Member Unit	1,189	1,341	1,426	1,299	919

Lincolnway Energy's ethanol plant became operational during May 2006.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In addition to risks inherent in Lincolnway Energy's operation, Lincolnway Energy is exposed to various market risks. The primary market risks arise as a result of possible changes in interest rates and certain commodity prices.

Interest Rate Risk

Lincolnway Energy has various outstanding loan agreements and promissory notes which expose Lincolnway Energy to market risk related to changes in the interest rate imposed under those loan agreements and promissory notes.

Lincolnway Energy has loan agreements and/or promissory notes with the following entities, and with the principal balance and interest rates indicated:

Lender	Principal Balance As of September 30, 2009	Rate
Co-Bank	$ 7,750,000	6.62%
Co-Bank	7,500,000	3.70%
IA Department Economic Development	212,500	0.00%
IA Department of Transportation	384,660	2.11%
Fagen, Inc	1,216,781	5.00%
Fagen, Inc	1,250,000	4.00%
	$ 18,313,941	

The interest rate under all of the loan agreements and promissory notes, other than with respect to $7,500,000 of the CoBank loan, are fixed at the interest rates specified above. The interest rate with respect to $7,500,000 of the CoBank loan is at the agent base rate, less .05%, and was at 3.70% per annum as of September 30, 2009.

A hypothetical increase of 1% in the interest rates under the CoBank loan agreements would result in additional interest expense of approximately $75,000 based upon the year ending September 30, 2009 balance on the variable interest rate portion of the Co-Bank loan of $7,500,000.

Commodity Price Risk

Lincolnway Energy is also exposed to market risk with respect to the price of ethanol, Lincolnway Energy's principal product, and the price and availability of corn, the principal commodity used by Lincolnway Energy to produce ethanol. The other primary product of

Lincolnway Energy is distiller's grains, and Lincolnway Energy is also subject to market risk with respect to the price for distillers grains.

In general, rising ethanol and distillers grains prices result in higher profit margins, and therefore represent favorable market conditions. Ethanol and distillers grains prices are, however, influenced by various factors beyond the control of Lincolnway Energy's management, including the supply and demand for gasoline, the availability of substitutes and the effect of laws and regulations.

In general, rising corn prices result in lower profit margins and, accordingly, represent unfavorable market conditions. Lincolnway Energy will generally not be able to pass along increased corn costs to its ethanol customers. The availability and price of corn is subject to wide fluctuations due to various unpredictable factors which are beyond the control of Lincolnway Energy's management, including weather conditions, farmer planting decisions, governmental policies with respect to agriculture and local, regional, national and international trade, demand and supply. For example, if corn costs were to increase $.10 cents per bushel from one year to the next, the impact on cost of goods sold would be approximately $1.98 million for the year. Lincolnway Energy's average corn costs for the fiscal years ended September 30, 2009 and September 30, 2008 was approximately $3.70 per bushel and $4.99 per bushel, respectively.

Although Lincolnway Energy believes that its futures and option positions accomplish an economic hedge against Lincolnway Energy's future purchases of corn or future sales of ethanol, Lincolnway Energy has chosen not to use hedge accounting for those positions, which would match the gain or loss on the positions to the specific commodity purchase being hedged. Lincolnway Energy is instead using fair value accounting for the positions, which generally means that as the current market price of the positions changes, the realized or unrealized gains and losses are immediately recognized in Lincolnway Energy's costs of goods sold in the statement of operations for corn positions or as a component of revenue in the statement of operations for ethanol positions. The immediate recognition of gains and losses on those positions can cause net income to be volatile from quarter to quarter due to the timing of the change in value of the positions relative to the cost and use of the commodity being hedged. For example, Lincolnway Energy's corn position gain and (loss) that was included in its earnings for the fiscal year ended September 30, 2009 was a loss of $(3,855,438), as opposed to a gain of $3,444,671 for the fiscal year ended September 30, 2008.

Another important raw material for the production of Lincolnway Energy's ethanol is coal. Lincolnway Energy's cost per ton for coal under its current coal supply agreement is subject to various fixed and periodic adjustments based on factors which are outside of the control of Lincolnway Energy's management, including based upon changes in certain inflation type indices, increases in transportation costs and the quality of the coal. Lincolnway Energy's coal costs will therefore vary, and the variations could be material. Coal costs represented approximately 5% of Lincolnway Energy's total cost of goods sold for the fiscal year ended September 30, 2009, compared to 4% for the comparable 2008 year.

The extent to which Lincolnway Energy may enter into arrangements with respect to its ethanol or corn during the year may vary substantially from time to time based on a number of factors, including supply and demand factors affecting the needs of customers or suppliers to purchase ethanol or sell Lincolnway Energy raw materials on a fixed basis, Lincolnway Energy's views as to future market trends, seasonable factors and the cost of futures contracts.

DIRECTORS AND EXECUTIVE OFFICERS

The directors and executive officers of Lincolnway Energy as of the date of this annual report were as follows:

Name	Age	Position(s)
Jeff Taylor	43	Director and Chairman
Brian Conrad	48	Director and Vice Chairman
Kurt Olson	53	Director and Secretary
Terrill Wycoff	67	Director and Treasurer
Timothy Fevold	49	Director
William Couser	55	Director
James Hill	64	Director
Rick Vaughan	50	Director
Richard Johnson	74	Director
Richard Brehm	56	President and Chief Executive Officer
Kim Supercynski	47	Chief Financial Officer

Jeff Taylor

Jeff Taylor has been a director of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. His current term as a director will end at the annual meeting of the members which will be held in 2011. Jeff served as the vice president/vice chairman of Lincolnway Energy from the time Lincolnway Energy was organized in May, 2004 until April, 2008. Jeff has served as the chairman of Lincolnway Energy since May, 2008. He has been self-employed as a farmer since 1988, and he owns and operates farms in Story County, Iowa.

Brian Conrad

Brian Conrad has been a director of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. His current term as a director will end at the annual meeting of the members which will be held in 2011. Brian has served as the vice chairman of Lincolnway Energy since May, 2008. He has been employed with John Deere Credit since 1988, and has held various positions with John Deere Credit, including credit operations, and sales and marketing. His current position with John Deere Credit is Business Development Manager for John Deere Wind Energy. Brian has an undergraduate degree in economics and business administration and a Masters in Business Administration.

Kurt Olson

Kurt Olson has been a director of Lincolnway Energy since July 27, 2007, and his current term as a director will end at the annual meeting of the members which is held in 2010. Kurt has served as the secretary of Lincolnway Energy since May, 2008. He graduated in 1978 from Iowa State University in ag-economics and has been actively involved in business operations and management of real estate in central Iowa for the past 28 years. Kurt was employed with Litchfield Realty Company from 1987 to 2003. He served as the president of Litchfield Realty and its subsidiaries, AgServ Company and FarmLand Real Estate and Management, LC. In 2003, Kurt purchased FarmLand Real Estate and Management, LC.

Terrill Wycoff

Terry Wycoff has been a director of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. His current term as a director will end at the annual meeting of the members which will be held in 2012. Terry has also served as the treasurer of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. He has been employed by First National Bank, Ames, Iowa for approximately 48 years, and currently serves as the Executive Vice President of First National Bank. He is also a member of the board of directors of First National Bank, in Ames, Iowa.

Timothy Fevold

Tim Fevold has been a director of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. His current term as a director will end at the annual meeting of the members which will be held in 2011. Tim also served as the secretary of Lincolnway Energy from the time Lincolnway Energy was organized in May, 2004 until April, 2008. Tim has been employed by Hertz Farm Management, based in Nevada, Iowa, since 1982, and is an accredited farm manager. He represents absentee landowners throughout Central Iowa. Tim has also been licensed as a real estate broker in Iowa since 1987.

William Couser

Bill Couser has been a director of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. His current term as a director will end at the annual meeting of the members which will be held in 2012. Bill was the chairman of Lincolnway Energy from the time Lincolnway Energy was organized in May, 2004 until April, 2008. He also served as the interim president and chief executive officer of Lincolnway Energy from May, 2004 until July 13, 2005. Bill has served as a director of Iowa Renewable Fuels Association for the past five years and is currently serving as President. He is also serving this year as director of the Iowa Cattlemen's Association and Iowa Institute for Coops. Bill has been self-employed as a farmer since 1977. His farming operations include row crops and cattle.

James Hill

Jim Hill has been a director of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. His current term as a director will end at the annual meeting of the members which will be held in 2010. Jim has been self-employed as a farmer since 1972. Following graduation from college, Jim worked in management with his farming business. While farming and feeding cattle, Jim became involved in the cattle industry organizations, and he has served as chairman of the Iowa Beef Industry Council and president of the Iowa Cattlemen's Association. He also served as president of the board of directors of the Ellsworth-Williams Coop during their merger with Prairie Land Coop. He has also served as an advisory council member for Farm Credit Services of America since approximately 1994.

Rick Vaughan

Rick Vaughan has been a director of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. His current term as a director will end at the annual meeting of the members which will be held in 2012. Rick has been the General Manager of Prairie Land Cooperative since February 1995.

Richard Johnson

Dick Johnson has been a director of Lincolnway Energy since July 27, 2007, and his current term as a director will end at the annual meeting of the members which will be held in 2010. Dick has been a self-employed certified public accountant since 2003. He serves as a director of a bank holding company, Ogden Bancshares, and as a director of its subsidiaries, Ames Community Bank and Vision Bank of Iowa. He also has served as a director of EMC National Life Insurance Company (EMCNL) since 2003 and has been a director and treasurer of Petroleum Marketers Management Insurance Company (PMMIC) since 2000. Dick serves as a member of the audit committee of Ogden Bancshares and is chairman of the audit committees for EMCNL and PMMIC. He also served as the elected auditor of the State of Iowa from 1979 to 2003. Dick completed a six year term on December 31, 2006 as a trustee of the Financial Accounting Foundation, the board that oversees and provides board member selection and funding of the national Accounting Standards Boards. Dick served as a member of the Iowa Accountancy

Examining Board from January 2003 to May 2009. The Accountancy Board licenses and regulates certified public accountants and accounting practitioners in the State of Iowa.

Richard Brehm

Rick Brehm joined Lincolnway Energy on May 17, 2005 as the general manager and was appointed president and chief executive officer on July 13, 2005. Rick has served in various management positions in agriculture and ethanol production since 1995, including with CHS, Hubbard Milling Company, International Ingredient Corporation and United Bio Energy. He is a graduate of Iowa State University.

Rick served as the director of operations for United Bio Energy from January 2004 to April 2005. In that role, Rick served as interim general manager for Platte Valley Fuel Ethanol, in Central City, Nebraska, and later as the general manager of Big River Resources, in West Burlington, Iowa. United Bio Energy also assigned Rick to serve in various development and leadership roles for ethanol plants and projects in Illinois, Kansas, Iowa and Nebraska.

Kim Supercynski

Kim Supercynski has served as the chief financial officer of Lincolnway Energy since October 2005. She served as the corporate controller for Garst Seed Company, located in Slater, Iowa, from approximately February 1996 to October 2005. Her responsibilities in that capacity included overseeing the accounting department. Garst Seed Company is an affiliate of Syngenta, Inc., which is a large international company that sells, markets and produces agricultural seed. Kim is a certified public accountant and a certified treasury professional.

Number and Term of Directors and Officers

The number of directors for Lincolnway Energy was fixed at 9 as of the date of this annual report. Each of Lincolnway Energy's directors is elected to a three year term and until his or her successor is elected. The terms of the directors are staggered, so that three of the directors' terms expire in one year, three expire the next year, and three expire the following year.

The officers of Lincolnway Energy are elected annually by the directors at its annual meeting, and hold office until the next annual meeting of the directors and until their respective successors are chosen. Any officer may be removed by the directors at any time, with or without cause, subject to any employment agreement as may exist between Lincolnway Energy and any officer. Lincolnway Energy did not have any written employment agreements with any officer as of the date of this annual report.

Significant Employees

Lincolnway Energy currently has three employees who Lincolnway Energy expects to make a significant contribution to its business, in addition to Lincolnway Energy's executive officers identified above. Those employees are Kristine Strum, David Zimmerman and David

Sommerlot. Lincolnway Energy does not have a written employment agreement with any of those employees.

Kristine Strum. Kristine Strum has served as the controller for Lincolnway Energy since December 12, 2005. She was employed as a controller by Iowa Newspapers, Inc., in Ames, Iowa, from August, 1989 to December, 2005. Iowa Newspapers, Inc. is a newspaper publishing company. Kristine is 43.

David Zimmerman. Dave Zimmerman has been Lincolnway Energy's commodities manager since March 5, 2007. He was employed as a commodities analyst by RJ O'Brien and Associates in West Des Moines, Iowa from March, 2004 to March, 2007. RJ O'Brien and Associates is a futures commission merchant. He was employed as a commodities merchant with Agri Grain Marketing/Cargill in West Des Moines, Iowa and Eddyville, Iowa from August, 2002 to March, 2004. Agri Grain Marketing/Cargill is a cash grain brokerage business. Dave is 37.

David Sommerlot. Dave Sommerlot has been Lincolnway Energy's plant manager since September 8, 2009. He was employed by Cargill, Inc. from 1976 to July 1985, working at Cargill, Inc.'s Iowa Protein Products Soy Specialties facility in Cedar Rapids, Iowa. He was transferred by Cargill, Inc. in July of 1985 to Bloomington, Illinois, where he served as the plant superintendent of Cargill, Inc.'s soy crushing facility. He was transferred again in September 1994 to Des Moines, Iowa, where he served as the plant superintendent for Cargill, Inc.'s oil processing facility until March 2009. Dave is 56.

MARKET FOR UNITS, RELATED MEMBER MATTERS AND LINCOLNWAY ENERGY PURCHASES OF UNITS

Lincolnway Energy is authorized to issue an unlimited number of units, but member approval is required in order to issue more than 45,608 units. Lincolnway Energy had 42,049 outstanding units as of January 25, 2010, which were held of record by 967 different members. The determination of the number of members is based upon the number of record holders of the units as reflected in Lincolnway Energy's internal unit records.

Lincolnway Energy did not issue any units during the fiscal year ended September 30, 2009.

Lincolnway Energy's units are not listed on any exchange, and there is no public trading market for Lincolnway Energy's units. An investment in Lincolnway Energy's units is not a liquid investment because the amended and restated operating agreement of Lincolnway Energy establishes various conditions on the issuance of additional units and various restrictions on the sale, assignment or other transfer of units.

The amended and restated operating agreement of Lincolnway Energy provides that the board of Lincolnway Energy may not issue any units for a consideration or value of less than $500 per unit, issue more than an aggregate of 45,608 units, or issue any units to any director or officer of Lincolnway Energy in their capacity as such, without the vote of the members holding at least a majority of the outstanding units represented at a meeting at which a quorum of the members is present. The members holding at least 25% of the outstanding units constitute a quorum at any meeting of the members.

The amended and restated operating agreement of Lincolnway Energy also provides that no member shall, directly or indirectly, own, hold or control more than 49% of the outstanding units at any time, unless the member exceeds that percentage by reason of Lincolnway Energy purchasing units. The amended and restated operating agreement provides that for this purpose a member will be deemed to indirectly own, hold and control all units which are owned by the member's spouse or any of the member's parents or minor children and by any entity of which any one or more of the member or any of those relatives owns at least 10% of the outstanding voting equity of the entity.

The amended and restated operating agreement of Lincolnway Energy also establishes restrictions on the sale, assignment or other transfer of units.

The amended and restated operating agreement provides that a member may not sell, transfer, assign or otherwise dispose of or convey any units, whether voluntarily or involuntarily, or grant a security interest in any units, except with the prior approval of the board of Lincolnway Energy and in compliance and accordance with the policies and procedures as may be adopted from time to time by the board. The board is authorized to adopt and implement those policies and procedures for any reasonable purpose, as determined by the board. A reasonable purpose includes prohibiting, restricting, limiting, delaying or placing conditions on any assignment which, alone or together with any other past or contemplated assignments, would or might reasonably be determined to:

- Violate or cause Lincolnway Energy to violate or to otherwise be in noncompliance with any law, rule, regulation or order, including any securities law, rule, regulation or order;

- Cause Lincolnway Energy to be taxed as a corporation for tax purposes, including by reason of Section 7704 of the Internal Revenue Code of 1986;

- Result in the termination of Lincolnway Energy or Lincolnway Energy's tax year for tax purposes, including under Section 708 of the Internal Revenue Code of 1986, or cause the application to Lincolnway Energy of Sections 168(g)(1)(B) or 168(h) of the Internal Revenue Code of 1986 or similar or analogous rules;

- Violate any term or condition of the amended and restated operating agreement, including the 49% ownership limitation noted above;

- Violate or cause Lincolnway Energy to violate or to otherwise be in noncompliance with any law, rule, regulation or order applicable to Lincolnway Energy's selection or use of its then current fiscal year, including Section 444 of the Internal Revenue Code of 1986;

- Require Lincolnway Energy to become licensed, registered or regulated as an investment company, a broker-dealer or any other form of regulated entity under any law, rule, regulation or order; or

- Create or result in any fractional units.

The policies and procedures adopted by the board regarding the assignment of units are referred to as the unit assignment policy. Lincolnway Energy's current unit assignment policy mirrors the terms of the amended and restated operating agreement and provides that all assignments require the prior approval of the board, and that the board may prohibit, restrict, limit, delay or place conditions on any assignment which might have any of the effects described in the preceding subparagraphs. Several of those potential effects could be applicable to Lincolnway Energy at any given time.

One example that will be applicable to Lincolnway Energy on an ongoing basis arises from the fact that Lincolnway Energy is taxable as a partnership for income tax purposes. There are various statutes and regulations that Lincolnway Energy must comply with in order to maintain that tax classification. One applicable statute and related regulation is Section 7704 of the Internal Revenue Code of 1986 and Section 1.7704-1 of the Treasury Regulations. Section 7704 provides, in general, that a partnership which becomes a publicly traded partnership under Section 7704 will be taxed as a corporation. Section 7704 provides that a publicly traded partnership is a partnership whose interests either are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent. Section 1.7704-1 sets forth some rules for making a determination of whether a partnership is readily tradable on a secondary market or the substantial equivalent for that purpose, and establishes some specified processes and procedures as "safe harbors" under the publicly traded partnership rules. The safe harbors include a limited matching service and a limited repurchase option.

The general rule under the publicly traded partnership rules is that no more than 2% of a partnership's outstanding units may be transferred during any taxable year, unless the partnership has established one of the safe harbors that are available under the publicly traded partnership rules. As noted above, the safe harbors include a limited matching service and a limited repurchase option. If one or both of those processes have been established, a partnership may permit the transfer of up to an aggregate of 10% of the partnership's outstanding units during any taxable year, so long as no more than 2% of the transfers occur outside of the matching service or the repurchase option and all of the other transfers are made in accordance with the terms of the matching service or the repurchase option.

Lincolnway Energy has established a qualified matching service on Lincolnway Energy's website, and the amended and restated operating agreement of Lincolnway Energy includes a repurchase provision which complies with the safe harbor for a repurchase option under the publicly traded partnership rules. There are numerous conditions and requirements in both the qualified matching service and the repurchase option, so neither provides any significant liquidity for Lincolnway Energy's units. Also, Lincolnway Energy has no obligation to purchase any units under the repurchase provisions in the amended and restated operating agreement.

Lincolnway Energy has not made any repurchases of its units pursuant to the repurchase provisions set forth in the amended and restated operating agreement.

There have been some sales of units pursuant to Lincolnway Energy's qualified matching service. The purchase price and other terms of any transactions pursuant to Lincolnway Energy's qualified matching service are negotiated and established solely by the seller and the buyer. Lincolnway Energy does not endorse or recommend any sale of units and is not responsible for the fairness of the purchase price paid in any transactions made pursuant to the qualified matching service, or for the payment or other terms of any transaction. Lincolnway Energy therefore does not represent or guarantee in any way that any of the prices paid pursuant to the qualified matching service are fair or accurately reflect the value of Lincolnway Energy's units, and Lincolnway Energy does not endorse or recommend any sales of units at any of the prices listed by a member in the qualified matching service or on the same or similar terms.

The publicly traded partnership rules exclude some types of transfers from the 2% and 10% limitations. As an example, a gift of units by a member to certain family members of the member is not counted towards the 2% and 10% limitations.

Another example of a transfer limitation that currently will be applicable to Lincolnway Energy on an ongoing basis arises from the fact that Lincolnway Energy has elected to utilize a September 30 fiscal year end. Given that fact, no more than 5% of Lincolnway Energy's units can be owned by pass-through type entities, such as Subchapter S corporations, limited liability companies or partnerships. At the time of the preparation of this annual report, Lincolnway Energy was at the 5% maximum amount, so no transfers of any units to a pass-through type entity were permitted.

The amended and restated operating agreement and the unit assignment policy both contemplate that a member desiring to assign any units must present Lincolnway Energy with a unit assignment application and any other information requested by the board. The board is not required to act on a unit assignment application until the next regularly scheduled meeting of the board which follows the date on which Lincolnway Energy receives the completed and executed unit assignment application.

An assignment of a unit which is approved by the board will be effective for all purposes, including for purposes of allocations and distributions, only as of the date determined by the board, but the date must be within 32 days of the date of the approval of the assignment by the board. Lincolnway Energy believes that approach is necessary in order to provide a uniform effective date for assignments of units.

The unit assignment policy also provides that Lincolnway Energy may require the assigning member or the assignee to provide a legal opinion to Lincolnway Energy regarding the assignment, and that Lincolnway Energy may require that Lincolnway Energy be paid or reimbursed for all of its fees, costs and expenses incurred in connection with any assignment, including legal and accounting fees.

As of the date of this annual report, Lincolnway Energy did not have any equity compensation plans (including any individual equity compensation arrangements) in place for any directors, officers, employees or other persons.

As of the date of this annual report, Lincolnway Energy had no plans to, and had not agreed to register any of its units under any federal or state securities laws.

There were no outstanding warrants, options or other rights to purchase any units of Lincolnway Energy as of the date of this annual report, and there were no outstanding securities which were convertible or exchangeable into or for any units of Lincolnway Energy. Lincolnway Energy's units are not convertible into any other securities.

The payment of distributions to members by Lincolnway Energy is within the discretion of the board of Lincolnway Energy, and there is no assurance of any distributions from Lincolnway Energy. The payment of distributions is also subject to Lincolnway Energy's compliance with the various covenants and requirements of Lincolnway Energy's credit and loan agreements, and it is possible that those covenants and requirements will at times prevent Lincolnway Energy from paying a distribution to its members.

Lincolnway Energy has declared four distributions since Lincolnway Energy was organized in May 2004. The first distribution was declared in November 2006 and was in the amount of $150 per unit, resulting in an aggregate distribution of $6,428,850. The second distribution was declared in May 2007, and was in the amount of $200 per unit, resulting in an aggregate distribution of $8,409,800. The third distribution was declared in November 2007, and was in the amount of $125 per unit, resulting in an aggregate distribution of $5,256,125. The fourth distribution was declared in May 2008, and was in the amount of $75 per unit, resulting in an aggregate distribution of $3,153,675.

Lincolnway Energy does not contemplate being able to establish a definite or regular distribution policy or history because the determination of whether a distribution can or should be made by Lincolnway Energy will need to be made by the board of Lincolnway Energy based upon the then existing facts and circumstances of Lincolnway Energy, which could change materially from time to time. For example, although a distribution was declared in November of both 2006 and 2007 and in May of both 2007 and 2008, the board of Lincolnway Energy determined that no distribution should be made by Lincolnway Energy during November 2008 or in May, 2009, given the generally unfavorable economic outlook and the prevailing conditions in the ethanol industry. Lincolnway Energy also did not declare a distribution to the members in November, 2009. Although no firm decision has been made, it is possible that no, or perhaps reduced, distributions will be declared and paid by Lincolnway Energy during the fiscal year ending September 30, 2010.

None of Lincolnway Energy's units were purchased by or on behalf of Lincolnway Energy or any affiliated purchaser (as defined in Rule 10b-18(a)(3) of the Securities Exchange Act of 1934) of Lincolnway Energy during the period of July 1, 2009 to September 30, 2009. As of the date of this annual report, Lincolnway Energy did not have any publicly announced plans or programs with respect to purchases of its units.

PERFORMANCE GRAPH

The following graph compares the cumulative total return on units of Lincolnway Energy with the cumulative total return of the NASDAQ Market Index, the SIC Code Index (SIC Code 2869--Industrial Organic Chemicals, Not Elsewhere Classified) and a peer group index selected by Lincolnway Energy over the period of July 31, 2006 through September 30, 2009. The graph assumes the investment of $100 on July 31, 2006 and the reinvestment of any dividends. The graph, and the data for the graph, were prepared and compiled by Morningstar, Inc.


COMPARISON OF CUMULATIVE TOTAL RETURN
AMONG LINCOLNWAY ENERGY,
NASDAQ MARKET INDEX AND SIC CODE INDEX
175
150
125
100
75
50
25
0
DOLLARS
7/31/2006
9/30/2006
9/30/2007
9/30/2008
9/30/2009
LINCOLNWAY ENERGY
SIC CODE INDEX
NASDAQ MARKET INDEX
PEER GROUP INDEX
ASSUMES $100 INVESTED ON JULY 31, 2006
ASSUMES DIVIDEND REINVESTED

	7/31/2006	9/30/2006	9/30/2007	9/30/2008	9/30/2009
Lincolnway Energy	100.00	71.86	59.55	31.71	19.02
SIC Code Index	100.00	105.04	141.88	100.37	109.60
NASDAQ Market Index	100.00	108.08	129.16	100.06	102.59
Peer Group Index	100.00	68.86	43.15	11.28	1.63

The SIC Code Index is based on SIC Code 2869--Industrial Organic Chemicals, Not Elsewhere Classified, which includes companies such as Green Plains Renewable Energy, Inc.; Aventine Renewable Energy; American Pacific Corp.; Biofuel Energy Corp.; Solutia Inc.; and Westlake Chemical Corp.

The peer group selected by Lincolnway Energy is comprised of Aventine Renewable Energy; Green Plains Renewable; Pacific Ethanol, Inc.; and VeraSun Energy Corp..

The period for the above graph is July 31, 2006 through September 30, 2009. The July 31, 2006 date was utilized because there were no transactions in Lincolnway Energy's units until July, 2006.

Lincolnway Energy's units are not listed on any exchange and are not publicly traded. The pricing information for Lincolnway Energy's units was based upon the limited transactions that occurred pursuant to the unit matching service which is made available on Lincolnway Energy's website during the period of July, 2006 through September 30, 2009. The per unit sales prices for those months varied from a low of $600 to a high of $4175. The amount of $2,970 was utilized for July, 2006 for purposes of preparing the graph, which amount is the weighted average of the transactions that occurred during July, 2006, with 30 units having been sold for $4,175 per unit and 77 units having been sold for $2,500 per unit. The unit matching service is not a public trading market and has numerous conditions and limitations.

The application of the SEC's requirements for the performance graph to Lincolnway Energy's specific facts and circumstances is, therefore, difficult. In any event, past performance is not necessarily indicative of future performance or results.

AVAILABILITY OF OTHER INFORMATION

Lincolnway Energy will provide to a member, upon the written request of the member, a copy of Lincolnway Energy's annual report on Form 10-K for the fiscal year ended September 30, 2009. The annual report on Form 10-K will be provided without charge. Members should direct any such written request to Lincolnway Energy at the following address:

Lincolnway Energy, LLC
59511 W. Lincoln Highway
Nevada, Iowa 50201

The request should be directed to the attention of Jeff Taylor, Chairman of Lincolnway Energy, or to the attention of Richard Brehm, President and Chief Executive Officer of Lincolnway Energy.

FINANCIAL STATEMENTS

The following pages are financial statements of Lincolnway Energy with respect to the fiscal years ended September 30, 2008 and September 30, 2009.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

Lincolnway Energy, LLC

Financial Report

September 30, 2009

McGladrey & Pullen
Certified Public Accountants

McGladrey & Pullen, LLP is an independent member firm of RSM International,
an affiliation of separate and independent legal entities.

Contents

McGladrey & Pullen

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members
Lincolnway Energy, LLC

We have audited the accompanying balance sheets of Lincolnway Energy, LLC as of September 30, 2009 and 2008, and the related statements of operations, members' equity, and cash flows for each of the three years in the period ended September 30, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincolnway Energy, LLC as of September 30, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2009, in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assessment of the effectiveness of Lincolnway Energy, LLC's internal control over financial reporting as of September 30, 2009 included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting and, accordingly, we do not express an opinion thereon.

McGladrey & Pullen, LLP

Des Moines, Iowa
December 22, 2009

McGladrey & Pullen, LLP is an independent member firm of RSM International,
an affiliation of separate and independent legal entities.

Lincolnway Energy, LLC

Balance Sheets
September 30, 2009 and 2008

	2009	2008
ASSETS (Note 4)		
CURRENT ASSETS		
Cash and cash equivalents	$ 5,824,947	$ 8,711,048
Due from broker	565,276	7,926,204
Trade and other accounts receivable (Note 8)	3,772,183	3,625,594
Inventories (Note 3)	2,485,372	3,994,022
Prepaid expenses and other	197,047	83,765
Total current assets	12,844,825	24,340,633
PROPERTY AND EQUIPMENT		
Land and land improvements	7,580,868	6,991,822
Buildings and improvements	1,604,305	1,604,305
Plant and process equipment	74,853,995	74,833,725
Construction in progress	-	11,652
Office furniture and equipment	355,654	346,441
	84,394,822	83,787,945
Accumulated depreciation	(27,101,259)	(18,777,458)
	57,293,563	65,010,487
OTHER ASSETS		
Restricted cash (Note 4)	351,000	351,000
Financing costs, net of amortization of $166,260 and $123,354	305,702	348,608
Deposit	151,036	463,994
Investments	145,975	2,000
	953,713	1,165,602
	$ 71,092,101	$ 90,516,722

See Notes to Financial Statements.

	2009	2008
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	**$ 877,216**	$ 2,131,287
Accounts payable, related party (Note 7)	**298,533**	1,109,612
Current maturities of long-term debt (Note 4)	**3,825,357**	2,574,363
Accrued expenses	**948,309**	577,993
Accrued loss on firm purchase commitments (Note 6)	**-**	1,065,000
Derivative financial instruments (Note 9)	**224,850**	6,665,505
Total current liabilities	**6,174,265**	14,123,760
NONCURRENT LIABILITIES		
Long-term debt, less current maturities (Note 4)	**14,488,584**	19,666,442
Other	**450,000**	331,927
Total noncurrent liabilities	**14,938,584**	19,998,369
COMMITMENTS AND CONTINGENCY (Notes 5, 8 and 11)		
MEMBERS' EQUITY		
Member contributions, 42,049 units issued and outstanding	**38,990,105**	38,990,105
Retained earnings	**10,989,147**	17,404,488
	49,979,252	56,394,593
	$ 71,092,101	$ 90,516,722

Lincolnway Energy, LLC

Statements of Operations
Years Ended September 30, 2009, 2008 and 2007

		2009		2008		2007
Revenues (Note 8)	$	110,223,531	$	147,040,911	$	118,783,540
Cost of goods sold (Note 7)		113,576,938		138,309,541		94,233,456
Gross profit (loss)		(3,353,407)		8,731,370		24,550,084
General and administrative expenses		2,366,638		2,647,368		2,903,436
Operating income (loss)		(5,720,045)		6,084,002		21,646,648
Other income (expense):						
Interest income		39,743		181,895		445,703
Interest expense		(860,303)		(1,430,469)		(2,228,179)
Other		125,264		-		91,194
		(695,296)		(1,248,574)		(1,691,282)
Net income (loss)	$	(6,415,341)	$	4,835,428	$	19,955,366
Weighted average units outstanding		42,049		42,049		42,519
Net income (loss) per unit - basic and diluted	$	(152.57)	$	115.00	$	469.33

See Notes to Financial Statements.

Lincolnway Energy, LLC

Statements of Members' Equity
Years Ended September 30, 2009, 2008 and 2007

	Member Contributions	Retained Earnings	Total
Balance, September 30, 2006	$ 39,800,105	$ 15,862,144	$ 55,662,249
Repurchase of 810 membership units (Note 2)	(810,000)	-	(810,000)
Distributions ($350 per unit)	-	(14,838,650)	(14,838,650)
Net income	-	19,955,366	19,955,366
Balance, September 30, 2007	38,990,105	20,978,860	59,968,965
Distributions ($200 per unit)	-	(8,409,800)	(8,409,800)
Net income	-	4,835,428	4,835,428
Balance, September 30, 2008	38,990,105	17,404,488	56,394,593
Net loss	-	(6,415,341)	(6,415,341)
Balance, September 30, 2009	**$ 38,990,105**	**$ 10,989,147**	**$ 49,979,252**

See Notes to Financial Statements.

Lincolnway Energy, LLC

Statements of Cash Flows
Years Ended September 30, 2009, 2008 and 2007

	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	**$ (6,415,341)**	$ 4,835,428	$ 19,955,366
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**8,367,309**	8,151,084	8,053,101
Loss on disposal of property and equipment	**3,599**	27,491	121,786
Forgiven loan	**(100,000)**	-	-
(Increase) in investments	**(143,975)**	-	-
Changes in working capital components:			
Decrease (increase) in due from broker	**7,360,928**	(7,081,035)	(143,721)
(Increase) decrease in trade and other accounts receivable	**(146,589)**	(1,150,001)	1,996,645
Decrease (increase) in inventories	**1,508,650**	(322,493)	(682,735)
(Increase) decrease in prepaid expenses and other	**(113,282)**	78,450	(5,162)
Decrease (increase) in deposits	**312,958**	40,759	(449,250)
(Decrease) increase in accounts payable	**(1,254,071)**	358,584	718,849
(Decrease) increase in accounts payable, related party	**(811,079)**	940,524	6,049
Increase (decrease) in accrued expenses	**370,316**	(148,015)	(168,019)
(Decrease) increase in accrued loss on firm commitments	**(1,065,000)**	1,065,000	-
(Decrease) increase in derivative financial instruments	**(6,440,655)**	7,062,494	916,223
Increase in noncurrent other liabilities	**118,073**	331,927	-
Net cash provided by operating activities	**1,551,841**	14,190,197	30,319,132
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property and equipment	**(611,078)**	(1,530,183)	(2,103,791)
Proceeds from redemption of certificate of deposit	**-**	428,050	-
Purchase of certificates of deposit	**-**	-	(779,050)
Proceeds from sale of equipment	**-**	1,789	-
Net cash (used in) investing activities	**(611,078)**	(1,100,344)	(2,882,841)
CASH FLOWS FROM FINANCING ACTIVITIES			
Repurchase of membership units	**-**	-	(810,000)
Member distributions	**-**	(8,409,800)	(14,838,650)
Proceeds from long-term borrowings	**-**	-	153,707
Payments on long-term borrowings	**(3,826,864)**	(3,825,913)	(8,816,313)
Net cash (used in) financing activities	**(3,826,864)**	(12,235,713)	(24,311,256)
Net (decrease) increase in cash and cash equivalents	**(2,886,101)**	854,140	3,125,035
CASH AND CASH EQUIVALENTS			
Beginning	**8,711,048**	7,856,908	4,731,873
Ending	**$ 5,824,947**	$ 8,711,048	$ 7,856,908

(Continued)

Lincolnway Energy, LLC

Statements of Cash Flows (Continued)
Years Ended September 30, 2009, 2008 and 2007

		2009		2008		2007
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION, cash paid for interest	**$**	**1,052,559**	$	1,534,197	$	2,430,012
SUPPLEMENTAL DISCLOSURES OF NONCASH OPERATING, INVESTING AND FINANCING ACTIVITIES						
Construction in progress included in accounts payable	**$**	**-**	$	-	$	21,078
Reclassification of accrued interest to long-term debt	**$**	**-**	$	-	$	116,781

See Notes to Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Principal business activity: Lincolnway Energy, LLC (the Company), located in Nevada, Iowa, was formed in May 2004 to pool investors to build a 50 million gallon annual production dry mill corn-based ethanol plant. The Company began making sales on May 30, 2006 and became operational during the quarter ended June 30, 2006.

A summary of significant accounting policies follows:

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of credit risk: The Company's cash balances are maintained in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Cash and cash equivalents: For the purposes of reporting the statement of cash flows, the Company includes as cash equivalents all cash accounts and highly liquid debt instruments which are not subject to withdrawal restrictions or penalties. Certificates of deposit are considered investments as all have been purchased with maturities in excess of ninety days. Although the Company maintains its cash accounts in one bank, the Company believes it is not exposed to any significant credit risk on cash and cash equivalents. The Company has repurchase agreements with one bank, which totaled approximately $5,900,000 at September 30, 2009. In accordance with the terms of the repurchase agreements, the Company does not take possession of the related securities. The Company's agreements also contain provisions to ensure that the market value of the underlying assets remain sufficient to protect the Company in the event of default by the banks by requiring that the underlying securities have a total market value of at least 100% of the bank's total obligations under the agreements.

Trade accounts receivable: Trade accounts receivable are recorded at original invoice amounts less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering customers financial condition, credit history and current economic conditions. Receivables are written off when deemed uncollectible. Recoveries of receivables written off are recorded when received. A receivable is considered past due if any portion of the receivable is outstanding more than 90 days.

Inventories: Inventories, which consist primarily of corn, ethanol and distillers grain, are stated at the lower of cost or market using the first-in, first-out method. In the valuation of inventories and purchase and sale commitments, market is based on current replacement values except that it does not exceed net realizable values and is not less than net realizable values reduced by allowances for approximate normal profit margin.

Financing costs: Financing costs associated with the construction and revolving loans discussed in Note 4 are recorded at cost and include expenditures directly related to securing debt financing. The Company is amortizing these costs using the effective interest method over the term of the agreement. The financing costs are included in interest expense on the statement of operations.

Property and equipment: Property and equipment is stated at cost. Construction in progress is comprised of costs related to the projects that are not completed. Depreciation is computed using the straight-line method over the following estimated useful lives:

	Years
Land improvements	20
Buildings and improvements	40
Plant and process equipment	5 - 20
Office furniture and equipment	3 - 7

Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized. The Company has no capital leases at this time.

Investments: The Company has investments in other cooperatives. These investments are carried at cost including allocated equities and retains.

Derivative financial instruments: The Company enters into derivative contracts to hedge the Company's exposure to price risk related to forecasted corn needs forward corn purchase contracts and ethanol sales. The Company does not typically enter into derivative instruments other than for hedging purposes. All the derivative contracts are recognized on the balance sheet at their fair market value. Although the Company believes its derivative positions are economic hedges, none have been designated as a hedge for accounting purposes. Accordingly, any realized or unrealized gain or loss related to corn derivatives is recorded in the statement of operations as a component of cost of goods sold. Any realized or unrealized gain or loss related to ethanol derivative instruments is recorded in the statement of operations as a component of revenue.

Deposit: The Internal Revenue Service (under Section 7519) requires partnerships that elect a fiscal year over a calendar year to make a deposit each year. The deposit is 25% of annual taxable net income, multiplied by the tax rate of 36% for the reporting fiscal year.

Revenue Recognition: Revenue from the sale of the Company's ethanol and distillers grains is recognized at the time title and all risks of ownership transfer to the customers. This generally occurs upon the loading of the product. For ethanol, title passes at the time the product crosses the loading flange in either a railcar or truck. For distiller's grain, title passes upon the loading into trucks. For railcar shipments, this takes place when the railcar is filled and the marketer receives written notice that they have been loaded and are available for billing. Shipping and handling costs incurred by the Company for the sale of ethanol and distiller's grain are included in costs of goods sold.

Commissions for the marketing and sale of ethanol and distiller grains are included in costs of goods sold.

Revenue by product is as follows:
(Excludes hedging activity)

(In thousands)	2009	2008	2007
Ethanol	$ 88,155	$ 122,253	$ 102,457
Distiller's Grain	20,730	25,544	15,730
Other	1,328	1,447	82

Income taxes: The Company is organized as a partnership for federal and state income tax purposes and generally does not incur income taxes. Instead, the Company's earnings and losses are included in the income tax returns of the members. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Earnings per unit: Basic and diluted earnings per unit have been computed on the basis of the weighted average number of units outstanding during each period presented.

Fair Value of financial instruments: The carrying amounts of cash and cash equivalents, derivative financial instruments, trade accounts receivable, accounts payable and accrued expenses approximate fair value. The carrying amount of long-term debt approximates fair value because the interest rates fluctuate with market rates or the fixed rates are based on current rates offered to the Company for debt with similar terms and maturities.

Note 2. Members' Equity

The Company was formed on May 19, 2004. It was initially capitalized by the issuance of 1,924 membership units totaling $962,000 to the founding members of the Company. The Company has one class of membership units. A majority of the Board of Directors owns a membership interest in the Company. The Company is authorized to issue up to 45,608 membership units without member approval.

On April 4, 2007, the Company repurchased 810 membership units from the Company's directors at a purchase price of $1,000 per unit pursuant to manager and member vote that was held at a special member meeting on April 3, 2007.

Income and losses are allocated to all members based on their pro rata ownership interest. All unit transfers are effective the last day of the month. Units may be issued or transferred only to persons eligible to be members of the Company and only in compliance with the provisions of the operating agreement.

Note 3. Inventories

Inventories consist of the following as of September 30, 2009 and 2008:

	2009	2008
Raw materials, including corn, coal, chemicals and supplies	**$ 1,503,410**	$ 1,864,634
Work in process	**567,782**	959,444
Ethanol and distillers grain	**414,180**	1,169,944
Total	**$ 2,485,372**	$ 3,994,022

Note 4. Long-Term Debt

Long-term debt consists of the following as of September 30, 2009 and 2008:

	2009	2008
Construction term loan. (A)	$ 15,250,000	$ 19,000,000
Construction/revolving term loan. (C)	-	-
Note payable to contractor, interest-only quarterly payments at 5% due through maturity date of November 2014, secured by real estate and subordinate to financial institution debt commitments. (B)	1,216,781	1,216,781
Note payable to contractor, unsecured, interest-only quarterly payments at 4% due through maturity date of May 2021.	1,250,000	1,250,000
Note payable to Iowa Department of Economic Development. (D)	212,500	242,500
Note payable to Iowa Department of Economic Development. (D)	-	100,000
Note payable to Iowa Department of Transportation. (E)	384,660	431,524
	18,313,941	22,240,805
Less current maturities	(3,825,357)	(2,574,363)
	$ 14,488,584	$ 19,666,442

Maturities of long-term debt as of September 30, 2009 are as follows:

Years ending September 30:	
2010	$ 3,825,357
2011	5,078,873
2012	5,052,409
2013	1,703,468
2014	52,049
Thereafter	2,601,785
	$ 18,313,941

(A) The Company has a construction and term loan with a financial institution. Borrowings under the term loan include a variable interest rate based on the agent base rate (rate of interest established by the lender) less .05%. The agreement requires 30 principal payments of $1,250,000 per quarter commencing in December 2006 through March 2013. In order to alleviate some of the interest rate risk, the Company on July 25, 2008, fixed a portion of the loan or $7,750,000 at an interest rate of 6.62%, through July 2011. Upon maturity the fixed portion of the loan will revert back to a variable rate. The same payment amortization schedule will apply. The agreement requires the maintenance of certain financial and nonfinancial covenants. As of September 30, 2009, the Company was not in compliance with the minimum debt service coverage ratio covenant. On October 5, 2009, the Company received a letter from the lender waiving any action on the noncompliance. On October 6, 2009 an amendment was made to the construction and term loan variable interest rate. The variable interest rate will be based on the one-month LIBOR index rate plus 3.30%. The rate will be reset automatically without notice to the Company, on the first "US Banking Day" of each succeeding week, and each change shall be applicable to all outstanding balances as of that date. Borrowings under this agreement are collateralized by substantially all of the Company's assets. As of September 30, 2009 the Company has made principal payments of $23,750,000, since the inception of the loan.

(B) The Company has a $1,100,000 subordinate note payable dated November 17, 2004 to an unrelated third party. Quarterly interest payments began on March 31, 2007. The third party allowed the Company to include the accrued interest of $116,781 through December 2006 into the principal of the note. Principal is due in full at maturity on November 17, 2014.

(C) The Company has a $10,000,000 construction/revolving term credit facility with a financial institution which expires on September 1, 2016. Borrowings under the credit facility agreement include a variable interest rate based on agent base rate (rate of interest established by the lender) less .05% for each advance under the agreement. Borrowings are subject to borrowing base restrictions as defined in the agreement. The credit facility and revolving credit agreement require the maintenance of certain financial and nonfinancial covenants. On October 6, 2009 an amendment was made to the construction and revolving term loan variable interest rate. The variable interest rate will be based on the one-month LIBOR index rate plus 3.30%. The rate will be reset automatically without notice to the Company, on the first "US Banking Day" of each succeeding week, and each change shall be applicable to all outstanding balances as of that date. Borrowings under this agreement are collateralized by substantially all of the Company's assets. There was no balance outstanding as of September 30, 2009.

On July 3, 2007 the $351,000 revolving credit agreement was cancelled. This agreement was for the benefit of a letter of credit that was required by an unrelated third party to lease rail cars. An amendment was made to the lease agreement on June 19, 2007, that allowed the Company to purchase a certificate of deposit for $351,000 in lieu of the letter of credit that is pledged as collateral on the railcar lease. The Company has classified this certificate of deposit as restricted cash in other assets.

(D) The Company also has a $300,000 loan agreement with the Iowa Department of Economic Development (IDED). The $300,000 loan is noninterest-bearing and due in monthly payments of $2,500 beginning December 2006 and a final payment of $152,500 due November 2012. Borrowings under this agreement are collateralized by substantially all of the Company's assets and subordinate to the above financial institution debt and construction and revolving loan/credit agreements included in (A) and (C). On January 22, 2009, IDED forgave the $100,000 forgivable loan after closing the project of constructing the ethanol production facility and producing at least 50 million gallons of ethanol before the project completion date of October 31, 2008.

(E) The Company entered into a $500,000 loan agreement with the Iowa Department of Transportation (IDOT) in February 2005. The proceeds were disbursed upon submission of paid invoices. Interest at 2.11% began accruing on January 1, 2007. Principal payments will be due semiannually through July 2016. The loan is secured by all rail track material constructed as part of the plan construction. The debt is subordinate to the above $39,000,000 financial institution debt and construction and revolving loan/credit agreements included in (A) and (C).

Note 5. Lease Commitments

The Company entered into a lease agreement with an unrelated third party to lease 90 hopper rail cars for the purpose of transporting distiller's grain. The five-year term of the lease commenced March 2006 and will end March 2011. The lease calls for monthly payments of $58,500 plus applicable taxes. There is also an additional usage rental of 2.5 cents per mile for each car that exceeds 30,000 miles. The amendment that was made to the lease agreement on June 19, 2007, allowed the Company to purchase a certificate of deposit for $351,000 in lieu of the letter of credit that was required as partial security for the Company's obligation under the lease.

In conjunction with a change in the Company's ethanol marketer, on September 21, 2009, the Company was assigned a lease that was previously between the Company's previous ethanol marketer and an unrelated third party. The lease includes 100 tank rail cars for the purpose of transporting ethanol. The lease calls for monthly payments of $52,500 plus applicable taxes, beginning October 1, 2009. There is also an additional usage rental of 3 cents per mile for each car that exceeds 35,000 miles. The lease has a scheduled maturity date of September 2016.

The Company leases office equipment and other equipment under operating leases that will expire at various dates through May 2011. The leases call for monthly payments ranging from $135 to $2,385 plus applicable taxes.

Minimum lease payments under these operating leases for future years are as follows:

Years ending Sept 30:	
2010	$ 1,370,621
2011	931,882
2012	631,031
2013	630,000
2014	630,000
Other	1,260,000
	$ 5,453,534

Rent expense under the above operating leases totaled $741,488, $738,471 and $702,414 for the years ended September 30, 2009, 2008 and 2007, respectively.

Note 6. Firm Purchase Commitments for Corn

To ensure adequate supply of corn to operate the plant, the Company enters into contracts to purchase corn from local farmers and elevators. As of September 30, 2009, the Company had various fixed and basis contracts for 362,293 bushels. Of the 362,293 bushels under contract, 262,293 had a fixed price at a weighted average of $3.39 per bushel and 100,000 had basis contracts at an average basis of $.10 per bushel. The cost of these contracts were lower than replacement cost, so no liability has been recorded as of September 30, 2009. As of September 30, 2008 the Company recorded an unrealized loss of $1,065,000 on firm purchase commitments for corn. No unrealized losses were recorded for the year ended September 30, 2007.

Note 7. Related-Party Transactions

The Company has an agreement with the Heart of Iowa Coop (HOIC), a member of the Company, to provide 100% of the requirement of corn for use in the operation of the ethanol plant. The agreement became effective when the Company began accepting corn for the use at the ethanol plant in May 2006 and will continue for a period of 20 years. The Company pays a handling fee of $.0675 per bushel of corn. If the Company chooses to buy corn that is not elevated by HOIC, and is inside a 60-mile radius of Nevada, Iowa, the Company will be required to pay HOIC $.04 per bushel of corn, outside a 60-mile radius, $.03 per bushel of corn. The agreement may be terminated before the end of the term by providing six months' notice of termination and paying the other party $2,000,000, reduced by $50,000 for each completed year of the agreement. The amount is payable over four years with interest at the prime rate on the date of termination. The Company purchased corn totaling $69,259,682, $97,996,197 and $59,189,376 for the years ended September 30, 2009, 2008 and 2007, respectively. As of September 30, 2009, the Company has several corn cash contracts with HOIC amounting to 262,293 bushels, for a commitment of $890,093 and a basis contract representing approximately 100,000 bushels of corn. The contracts mature on various dates through October 2009. The Company also has made some miscellaneous purchases from HOIC (fuel costs) amounting to $84,255, $184,062 and $375,213 for the years ended September 30, 2009, 2008 and 2007, respectively. As of September 30, 2009 and 2008 the amount due to HOIC is $257,938 and $989,594, respectively.

The Company is also purchasing anhydrous ammonia and propane from Prairie Land Cooperative, a member of the Company. Total purchases for the years ended September 30, 2009, 2008 and 2007 were $860,884, $1,030,326 and $552,677, respectively. As of September 30, 2009 and 2008 the amount due to Prairie Land Cooperative is $40,595 and $120,018, respectively. As of September 30, 2009, there was no purchase commitment.

Note 8. Commitments and Major Customer

The Company had an agreement with an unrelated entity and major customer for marketing, selling, and distributing all of the ethanol produced by the Company. Under such pooling arrangements, the Company paid the entity $.01 (one cent) per gallon for each gallon of ethanol sold. For the years ended September 30, 2009, 2008 and 2007, the Company has expensed $528,215, $543,399 and $501,271, respectively, under this agreement. Revenues with this customer were $88,155,144, $122,253,299 and $102,456,965 for the years ended September 30, 2009, 2008 and 2007, respectively. Trade accounts receivable of $2,913,460 and $1,980,535 was due from the customer as of September 30, 2009 and 2008, respectively. On August 12, 2009, the Company notified the customer that they intended to terminate the agreement as of September 30, 2009.

On September 25, 2009, the Company entered into a new agreement with an unrelated entity. The agreement became effective on October 1, 2009. The unrelated entity will be responsible for marketing and purchasing all of the ethanol produced by the Company. The unrelated entity will use commercially reasonable and diligent efforts to obtain the best price for all ethanol sold. They will submit a purchase order to the Company for each sales transaction and the Company may accept or reject the purchase order. The unrelated entity will be responsible for the scheduling of all shipments of the ethanol and have sole responsibility and liability for the collection of all their accounts and any delinquencies in any of the unrelated entity accounts will not affect their payment obligation to the Company.

The Company had an agreement with an unrelated entity for marketing, selling and distributing all of the distiller's grains which are by-products of the ethanol plant. For the years ended September 30, 2009, 2008 and 2007, the Company has expensed marketing fees of none, $1,381 and $253,366, respectively, under this agreement. Revenues with this customer were none, $172,899 and $15,730,159 for the years ended September 30, 2009, 2008 and 2007, respectively. The Company has entered into an agreement with an unrelated entity for marketing, selling and distributing the distiller's grains as of October 1, 2007. For the years ended September 30, 2009 and 2008, the Company has expensed marketing fees of $337,760 and $455,238, respectively, under this agreement. Revenues with this customer were $20,729,951 and $25,370,636 for the years ended September 30, 2009 and 2008. Trade accounts receivable of $685,806 and $1,353,705 was due from the customer as of September 30, 2009 and 2008, respectively.

The Company has an agreement with an unrelated party to provide the coal supply for the ethanol plant. The agreement includes the purchase of coal at a cost per ton and a transportation cost per ton as defined in the agreement. The cost is subject to price adjustments on a monthly basis. If the Company fails to purchase the minimum number of tons of coal for the calendar year 2009, the Company shall pay an amount per ton multiplied by the difference of the minimum requirement and actual quantity purchased. That agreement expired as of January 1, 2008. On October 1, 2007 the Company entered into an amended agreement to the original cost supply agreement. The term of the agreement has been extended from the original expiration date to January 1, 2013. The same minimum purchase commitment is required from the Company as the previous agreement. The calendar years 2009, 2010, 2011, and 2012 purchase commitments total $501,255, $4,771,200, $4,851,200, $4,931,200. For the years ended September 30, 2009, 2008 and 2007, the Company has purchased coal of $5,580,495, $5,741,047 and $4,257,613, respectively.

The Company has entered into a new variable contract with a supplier of denaturant. The variable contract is for a minimum purchase of 200,000 gallons at the national gasoline daily average plus $.13/usg. The term of the contract is from October 7, 2009 through December 31, 2009. The estimated future purchase commitment is approximately $313,500.

Note 9. Risk Management

The Company's activities expose it to a variety of market risks, including the effects of changes in commodity prices. These financial exposures are monitored and managed by the Company as an integral part of its overall risk management program. The Company's risk management program focuses on the unpredictability of commodity markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

The Company maintains a risk management strategy that uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by market fluctuations. The Company's specific goal is to protect the Company from large moves in the commodity costs.

To reduce price risk caused by market fluctuations, the Company generally follows a policy of using exchange-traded futures and options contracts to minimize its net position of merchandisable agricultural commodity inventories and forward purchases and sales contracts. In April 2007, the Company started entering into derivative contracts to hedge the exposure to price risk as it relates to ethanol sales. Exchange traded futures and options contracts are designated as non-hedge derivatives and are valued at market price with changes in market price recorded in operating income through cost of goods sold for corn derivatives and through revenue for ethanol derivatives.

The effects on operating income from derivative activities is as follows for the years ending September 30, are as follows:

	2009	2008	2007
Increase (decrease) in revenue due to derivatives related to ethanol sales:			
Realized	$ 10,440	$ (2,174,662)	$ -
Unrealized	-	(28,492)	514,464
Total effect on revenue	10,440	(2,203,154)	514,464
(Increase) decrease in cost of goods sold due to derivates related to corn costs:			
Realized	(3,783,088)	6,280,771	4,131,488
Unrealized	(72,350)	(2,836,100)	(1,428,563)
Total effect on cost of goods sold	(3,855,438)	3,444,671	2,702,925
Total (decrease) increase to operating income due to derivative activities	$ (3,844,998)	$ 1,241,517	$ 3,217,389

Unrealized gains and losses on forward contracts, in which delivery has not occurred, are deemed "normal purchases and normal sales", and therefore are not marked to market in the Company's financial statements, but are subject to a lower of cost or market assessment.

Note 10. Fair Value Measurements

Effective October 1, 2008, the Company began measuring fair value of financial instruments in accordance with The Fair Value Measurements and Disclosures topic of the Accounting Standards Codification.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active markets from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third-party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of the Company's financial assets and financial liabilities carried at fair value.

Derivative financial instruments: Commodity futures and exchange-traded commodity options contracts are reported at fair value utilizing Level 1 inputs. For these contracts, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes and live trading levels from the CBOT and NYMEX markets. The fair value measurements consider observable data that may include dealer quotes and live trading levels from the over-the-counter markets.

The following table summarizes the financial liabilities measured at fair value on a recurring basis as of September 30, 2009, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Total	Level 1	Level 2	Level 3
Liabilities, derivative financial instruments	$ 224,850	$ 224,850	$ -	$ -

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Financial assets and financial liabilities measured at fair value on a nonrecurring basis were not significant at September 30, 2009.

Note 11. Retirement Plan

The Company adopted a 401(k) plan covering substantially all employees effective February 1, 2006. The Company provides matching contributions of 50% for up to 6% of employee compensation. Company contributions and plan expenses for the years ended September 30, 2009, 2008 and 2007 totaled $68,032, $66,795 and $54,645, respectively.

Note 12. Contingency

The Company needs to maintain various permits to be able to maintain and continue its operations. The permits include water and air permits from the Iowa Department of Natural Resources. The Company has obtained these permits, but on December 4, 2007, the Iowa Environmental Protection Commission referred alleged environmental law violations by the Company to the Iowa Attorney General's office for enforcement action. The referred allegations concern wastewater releases relating to construction activities and exceedences of iron and total suspended solid limits in the Company's NPDES wastewater discharge permit, and concern air permitting, emission limit exceedences, stack testing, monitoring and reporting.

The Company believes that it will be able to reach a settlement of all of the allegations of the Iowa Environmental Protection Commission by the first calendar quarter of 2010 on terms that will not have a material adverse effect on the Company's business or financial condition. The Company still cannot, however, definitively predict at this time the outcome of any settlement or other proceedings that may arise out of the allegations. The Company was therefore unable at the time of the preparation of this annual report to definitively determine what effect the proceedings of the Iowa Attorney General will have on the Company; although, as noted above, based on the negotiations to date, the Company believes it will be able to settle all of the allegations on terms that will not have a material adverse effect on the Company's business or financial condition.

Note 13. Subsequent Event

Subsequent events have been evaluated through December 22, 2009, the date the financial statements are filed with the Securities and Exchange Commission. Through that date, there were no events requiring further disclosure.